DECOMA INTERNATIONAL INC.

Decoma announces results for fourth quarter & year end 2002

    Net income up 17% for the quarter and 35% for the full year

    CONCORD, ON, Feb. 18 /CNW/ - Decoma International Inc. (TSX:DEC.A;
NASDAQ:DECA) today announced financial results for the fourth quarter and full year ended December 31, 2002. These results are in line with the Company's most recent guidance provided via news release on November 5, 2002.

    <<
    Financial Highlights
    --------------------
                                          Three Months         Full Year
                                        Ended December 31  Ended December 31
      (US$ millions except
       per share figures)                2002     2001(*)    2002    2001(*)

      Sales                           $  528.2  $  466.4  $2,056.7  $1,815.9

      Operating income                $   42.7  $   36.4  $  173.7  $  141.3

      Net income                      $   23.1  $   19.8  $   93.0  $   68.7

      Diluted earnings per share      $   0.25  $   0.20  $   1.03  $   0.81

      Weighted average diluted
       shares outstanding (millions)      98.3      97.8      98.3      90.6

      (*)  Restated for new accounting recommendations regarding foreign currency gains and losses. See Note 3 to the unaudited interim consolidated financial statements.

    Commenting on the above results, Al Power, Decoma's President and Chief
Executive Officer said: "Fiscal 2002 was another excellent year for Decoma, during which we retained our sales and earnings momentum and posted strong financial results, despite increasing challenges in the automotive industry.
In North America, we began to reap the benefits of new programs and improved processes implemented over the past several years, resulting in strong gains in sales and content per vehicle. In Europe, we continued to make progress on the strategic realignment of our operations. The substantial investments we are making in new capacity in 2003 are required to accommodate future sales growth in 2004 and beyond."

    Results of Operations
    ---------------------

    Total sales were up 13% to $528.2 million in the fourth quarter and 13%
to $2,056.7 million for the year ended December 31, 2002. Sales growth in the fourth quarter came during a period where vehicle production volumes were up
3% in North America and 5% in Europe. During this time, Decoma's average content per vehicle increased 13% to $90 in North America and declined 3% to
$30 in Europe. Vehicle production volumes for the full year increased 5% in
North America and declined 1% in Europe. During the same period, Decoma's average content per vehicle increased 12% to $85 in North America and was up
3% to $30 in Europe.
    In addition to increased vehicle production, Decoma's sales and content growth in North America were driven by the full year contribution from the
Autosystems acquisition; new programs launched during 2001 such as the Ford
Explorer and Nissan Altima; as well as takeover business obtained in 2002, including content on the Cadillac Escalade and Denali SUVs. Full year sales and content growth in Europe were driven by increased sales in the United
Kingdom, largely as a result of continued strong volumes on the BMW Mini program, as well as the translation of Euro and British Pound sales into U.S.
dollars.
    Operating income in the fourth quarter of 2002 increased 17% to
$42.7 million and 23% to $173.7 million for the full year. Increased operating income largely reflects the strong performance of the Company's North American business segment, partially offset by the negative impact of costs incurred to support future European sales growth and investments in new facilities.
Operating losses at Decoma's Merplas facility were down for the year, but up in the fourth quarter as compared to the third quarter of 2002, as a result of an anticipated reduction in volume on certain service part programs and the
Jaguar X400 program.
    Net income for the fourth quarter increased 17% to $23.1 million ($0.25 per diluted share), compared to $19.8 million ($0.20 per diluted share) for the same period in 2001. Net income for the full year ended December 31, 2002 increased 35% to $93.0 million ($1.03 per diluted share), compared to
$68.7 million ($0.81 per diluted share) last year.
    During 2002, cash flow from operations before changes in non-cash working capital increased 17% to $188.6 million, compared to $160.7 million the previous year. Capital spending for fixed asset additions during 2002 was
$99.9 million.

    Quarterly Dividend
    ------------------

    At its meeting today, Decoma's Board of Directors declared a fourth quarter 2002 dividend of US$0.06 per share on Class A Subordinate Voting and
Class B Shares payable March 14, 2003, to shareholders of record on March 3,
2003. Total dividends declared in respect of the full year ended December 31,
2002 were $0.22, representing a 10% increase over dividends declared in respect of the previous year.

    Outlook
    -------

    Commenting on the Company's outlook for 2003, Randy Smallbone, Decoma's
Executive Vice President and Chief Financial Officer said: "Like other companies in the automotive industry, our results will continue to be influenced by uncertain market conditions. While we expect some weakness in vehicle production volumes this year, we will continue to focus on operating efficiencies and prudent financial management."
    The outlook figures provided below exclude the impact of possible future acquisitions.

    Full Year 2003
    --------------

    For the full year 2003, the Company has assumed that North American light vehicle production volumes will be approximately 16.0 million units, or 2%
lower than 2002. The Company has assumed that European production volumes will be approximately 16.2 million units, or 1% lower than 2002. Decoma's content per vehicle for 2003 is expected to be in the range of $80 to $85 in North
America and $35 to $40 in Europe.
    Based on these assumptions, the Company expects its full year 2003 sales to range between $2,050 million to $2,200 million. Approved capital spending is $195 million. Diluted earnings per share for 2003 is expected to be in the range of $0.84 to $1.01.

    Forward Looking Information
    ---------------------------

    This press release contains "forward looking statements" within the meaning of applicable securities legislation. Such statements involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein.
These factors include, but are not limited to, risks relating to the automotive industry, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, excess OEM production capacity currency exposure, environmental matters, new facility launch risk, trade and labour relations, energy prices, technological developments by the
Company's competitors, government and regulatory policies, changes in the competitive environment in which the Company operates and the Company's ability to raise necessary financing. In this regard, readers are referred to the Company's Annual Information Form for the year ended December 31, 2001, filed with the Canadian securities commissions and as an annual report on Form
40-F with the United States Securities and Exchange Commission, and subsequent public filings, including the MD&A for the year ended December 31, 2001, contained in the 2001 Annual Report and the MD&A attached to this release for the fourth quarter and full year 2002. The Company disclaims any intention and undertakes no obligation to update or revise any forward looking statements to reflect subsequent information, events or circumstances or otherwise.

    About the Company
    -----------------

    Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks
(including sport utility vehicles and mini-vans). Decoma has approximately
14,000 employees in 42 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England,
Japan, France and the Czech Republic.

    Conference Call
    ---------------

    Decoma management will hold a conference call to discuss year end results for 2002 on Wednesday, February 19, 2003 at 9:30 a.m. EST. The dial-in numbers for the conference call are (416) 640-4127 (local) or 1 (888) 881-4892 for out of town callers, with call-in required 10 minutes prior to the start of the conference call. The conference call will be recorded and copies of the recording will be made available by request. The conference call will also be available by live webcast at www.newswire.ca/webcast and will be available for a period of 90 days.

    Readers are asked to refer to the Management's Discussion and Analysis of
Results of Operations and Financial Position ("MD&A") attached to this release for a more detailed discussion of the fourth quarter and full year 2002 results.

For further information: please contact S. Randall Smallbone, Executive
Vice President, Finance and Chief Financial Officer of Decoma at
(905) 669-2888.  For further information about Decoma, please visit the
Company's website at www.decoma.com

Decoma International Inc.
50 Casmir Court
Concord, ON, Canada
L4K 4J5

Tel: 905-669-2888
Fax: 905-669-5075

    DECOMA INTERNATIONAL INC.
    Consolidated Balance Sheets

    (Unaudited)

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    -------------------------------------------------------------------------
                                                          As at        As at
                                                   December 31,  December 31,
    (U.S. dollars in thousands)                            2002         2001
    -------------------------------------------------------------------------
                                   ASSETS
    -------------------------------------------------------------------------
    Current assets:
      Cash and cash equivalents                     $   82,059    $   94,271
      Accounts receivable                              306,870       270,961
      Inventories                                      160,091       187,014
      Prepaid expenses and other                        15,902        16,568
    -------------------------------------------------------------------------
                                                       564,922       568,814
    -------------------------------------------------------------------------
    Investments                                         17,382        16,909
    -------------------------------------------------------------------------
    Fixed assets, net                                  525,463       491,774
    -------------------------------------------------------------------------
    Goodwill, net (note 3)                              62,008        71,516
    -------------------------------------------------------------------------
    Future tax assets                                    6,015         9,942
    -------------------------------------------------------------------------
    Other assets                                        16,745        10,204
    -------------------------------------------------------------------------
                                                    $1,192,535    $1,169,159
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                    LIABILITIES AND SHAREHOLDERS' EQUITY
    -------------------------------------------------------------------------
    Current liabilities:
      Bank indebtedness (note 9(b))                 $   55,021    $  159,959
      Accounts payable                                 187,656       178,162
      Accrued salaries and wages                        59,715        42,983
      Other accrued liabilities                         54,104        38,896
      Income taxes payable                              13,336         9,734
      Long-term debt due within one year                 6,918         9,566
      Debt due to Magna within one year (note 9(c))    103,536        76,008
      Convertible Series Preferred Shares,
       held by Magna (note 9(a))                        95,639             -
    -------------------------------------------------------------------------
                                                       575,925       515,308
    -------------------------------------------------------------------------
    Long-term debt                                       9,677        17,942
    -------------------------------------------------------------------------
    Long-term debt due to Magna (note 9(c))             75,094        88,524
    -------------------------------------------------------------------------
    Convertible Series Preferred Shares,
     held by Magna (note 9(a))                         116,140       199,956
    -------------------------------------------------------------------------
    Other long-term liabilities                          4,837         4,287
    -------------------------------------------------------------------------
    Future tax liabilities                              48,114        46,036
    -------------------------------------------------------------------------
    Shareholders' equity:
      Convertible Series Preferred Shares (note 8)      18,765        26,071
      Class A Subordinate Voting Shares (note 8)       172,488       167,825
      Class B Shares (note 8)                           30,594        30,594
      Retained earnings (note 3)                       111,450        49,768
      Currency translation adjustment                   29,451        22,848
    -------------------------------------------------------------------------
                                                       362,748       297,106
    -------------------------------------------------------------------------
                                                    $1,192,535    $1,169,159
    -------------------------------------------------------------------------
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                           See accompanying notes

    DECOMA INTERNATIONAL INC.
    Consolidated Statements of Income and Retained Earnings

    (Unaudited)

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    -------------------------------------------------------------------------

                                 Three Month Periods    Twelve Month Periods
                                  Ended December 31,     Ended December 31,
    -------------------------------------------------------------------------
    (U.S. dollars, in thousands     2002        2001        2002        2001
     except share and per                (restated -             (restated -
    share figures)                        see note 3)             see note 3)
    -------------------------------------------------------------------------

    Sales                     $  528,188  $  466,379  $2,056,673  $1,815,869
    -------------------------------------------------------------------------
    Cost of goods sold           420,110     368,749   1,633,225   1,450,360
    Depreciation and
     amortization                 19,846      21,303      78,284      81,360
    Selling, general and
     administrative (note 4)      39,793      32,793     137,859     115,722
    Affiliation and
     social fees (note 4)          5,738       7,092      25,311      27,110
    Other charge (note 3)              -           -       8,301           -
    -------------------------------------------------------------------------
    Operating income              42,701      36,442     173,693     141,317
    Equity (income) loss             (47)         59        (521)        (15)
    Interest expense, net          2,510       3,991      11,984      19,095
    Amortization of discount
     on Convertible Series
     Preferred Shares              1,938       2,130       8,351       9,276
    Other income (note 10)          (495)     (2,780)     (4,369)     (2,780)
    -------------------------------------------------------------------------
    Income before income taxes
     and minority interest        38,795      33,042     158,248     115,741
    Income taxes                  15,700      13,218      65,223      46,222
    Minority interest                              -           -         843
    -------------------------------------------------------------------------
    Net income                $   23,095  $   19,824  $   93,025  $   68,676
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Financing charges on
     Convertible Series
     Preferred Shares and
     Subordinated Debentures,
     net of taxes             $   (1,297) $   (1,454) $   (4,792) $   (6,474)
    Loss on retirement of
     Subordinated Debenture,
     net of taxes (note 10)            -      (1,717)          -      (1,717)
    -------------------------------------------------------------------------
    Net income attributable
     to Class A Subordinate
     Voting and Class B Shares    21,798      16,653      88,233      60,485
    Retained earnings,
     beginning of period          93,736      36,493      49,768           -
    Dividends on Class A
     Subordinate Voting
     and Class B Shares           (4,084)     (3,378)    (14,247)    (10,873)
    Cumulative adjustment for
     change in accounting
     policy for foreign currency
     translation (note 3)              -           -           -         156
    Adjustment for change in
     accounting policy for
     goodwill (note 3)                 -           -     (12,304)          -
    -------------------------------------------------------------------------
    Retained earnings,
     end of period            $  111,450  $   49,768  $  111,450   $  49,768
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting
     or Class B Share
      Basic                   $     0.32  $     0.25  $     1.30   $    1.00
      Diluted                 $     0.25  $     0.20  $     1.03   $    0.81
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of Class
     A Subordinate Voting
     and Class B Shares
     outstanding (in millions)
      Basic                         68.1        67.6        67.8        60.5
      Diluted                       98.3        97.8        98.3        90.6
    -------------------------------------------------------------------------
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                           See accompanying notes

    DECOMA INTERNATIONAL INC.
    Consolidated Statements of Cash Flows

    (Unaudited)

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    -------------------------------------------------------------------------

                                 Three Month Periods    Twelve Month Periods
                                  Ended December 31,     Ended December 31,
    -------------------------------------------------------------------------
                                    2002        2001        2002        2001
                                         (restated -             (restated -
    (U.S. dollars, in thousands)          see note 3)             see note 3)
    -------------------------------------------------------------------------
    Cash provided from (used for):

    OPERATING ACTIVITIES
    Net income                $   23,095  $   19,824  $   93,025  $   68,676
    Items not involving
     current cash flows           21,576      18,903      95,557      92,034
    -------------------------------------------------------------------------
                                  44,671      38,727     188,582     160,710
    Changes in non-cash
     working capital              46,470      18,463      50,011        (920)
    -------------------------------------------------------------------------
                                  91,141      57,190     238,593     159,790
    -------------------------------------------------------------------------

    INVESTING ACTIVITIES
    Fixed asset additions        (49,564)    (19,510)    (99,940)    (68,472)
    Business acquisitions
     (note 12)                         -           -           -     (20,051)
    Less remaining purchase
     price payable                     -      (4,462)     (2,584)      5,187
    Increase in investments
     and other assets             (5,512)     (3,066)     (9,708)     (6,251)
    Proceeds from disposition
     of fixed and other assets     1,353          45       1,578       1,492
    Proceeds from disposition
     of operating division, net
     (note 10)                         -           -       5,736           -
    -------------------------------------------------------------------------
                                 (53,723)    (26,993)   (104,918)    (88,095)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Increase (decrease) in
     bank indebtedness           (34,967)     88,707    (110,339)     80,774
    Repayments of long term debt    (361)     (3,821)    (10,844)    (14,770)
    Repayments of debt
     due to Magna                      -         (90)     (7,836)    (85,435)
    Repayments of debenture
     interest obligation               -     (10,129)          -     (20,762)
    Repayments of Subordinated
     Debentures                        -     (48,428)          -     (74,252)
    Issuances of Class A
     Subordinate Voting Shares,
     net (note 8)                      -         145       4,663     111,346
    Dividends on Convertible
     Series Preferred Shares      (3,022)     (2,982)    (12,098)    (11,085)
    Dividends on Class A
     Subordinate Voting
     and Class B Shares           (4,084)     (3,378)    (14,247)    (12,599)
    -------------------------------------------------------------------------
                                 (42,434)     20,024    (150,701)    (26,783)
    -------------------------------------------------------------------------
    Effect of exchange rate
     changes on cash and
     cash equivalents              3,078        (664)      4,814        (682)
    -------------------------------------------------------------------------
    Net increase (decrease) in
     cash and cash equivalents
     during the period            (1,938)     49,557     (12,212)     44,230
    Cash and cash equivalents,
     beginning of period          83,997      44,714      94,271      50,041
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period            $   82,059  $   94,271  $   82,059  $   94,271
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes

    DECOMA INTERNATIONAL INC.
    Notes to Consolidated Financial Statements

    Three and twelve month periods ended December 31, 2002 and 2001
    (Unaudited)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    1.  The Company

        Decoma International Inc. ("Decoma" or the "Company") is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

    2.  Basis of Presentation

        The unaudited interim consolidated financial statements of Decoma have been prepared in U.S. dollars in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended
        December 31, 2001 (the Company's "annual financial statements") which were included in the Company's annual report to shareholders for the year then ended.

        The unaudited interim consolidated financial statements have been prepared on a basis that is consistent with the accounting policies set out in the Company's annual financial statements, except as described in note 3.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring items, necessary to present fairly the financial position of the Company as at December 31, 2002 and the results of its operations and cash flows for the three and twelve month periods ended December 31, 2002 and 2001.

    3.  Accounting Policy Changes

        Goodwill and Other Intangible Assets
        In September 2001, The Canadian Institute of Chartered Accountants
        ("CICA") issued Handbook Section 1581, "Business Combinations" ("CICA
        1581"), and Handbook Section 3062, "Goodwill and Other Intangible
        Assets" ("CICA 3062").

        CICA 1581 requires that all business combinations initiated after
        June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when acquired intangible assets should be recognized separately from goodwill.

        CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets that meet the criteria for indefinite life. In accordance with CICA 3062, effective January 1, 2002, the Company has applied the
        recommendations contained therein prospectively, without restatement of any comparable periods.

        Upon adoption of the recommendations, the Company ceased recording amortization of existing goodwill. The Company does not have any intangible assets meeting the non-amortization criteria of CICA 3062.
        In accordance with CICA 3062, the Company has provided the following information related to the impact of the non-amortization method for goodwill:

        ---------------------------------------------------------------------
                                                   Three Month  Twelve Month
                                                  Period Ended  Period Ended
                                                   December 31,  December 31,
        ---------------------------------------------------------------------
        (U.S. dollars, in thousands,
         except per share figures)                        2001          2001
        ---------------------------------------------------------------------

        Net income, as reported                     $   19,824    $   68,676
        Restatement to eliminate goodwill
         amortization                                    1,013         4,192
        ---------------------------------------------------------------------
        Adjusted net income                         $   20,837    $   72,868
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Adjusted earnings per Class A Subordinate
         Voting or Class B Share
          Basic                                     $     0.26    $     1.07
          Diluted                                   $     0.21    $     0.85
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Prior to the current standard coming into effect, goodwill impairment was assessed based on the estimated future undiscounted cash flows for the business to which the goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. Under CICA 3062, upon initial adoption of the goodwill valuation standards, any write-down of goodwill that is a result of an identified impairment is charged to opening retained earnings at January 1, 2002.
        Thereafter, goodwill must be assessed for impairment on an annual basis and any required write-down would be charged against earnings.

        As required by CICA 3062, the Company completed its initial review of goodwill impairment in June of 2002. Based on this review, the
        Company recorded a write-down of $12.3 million related to its United
        Kingdom reporting unit. This write-down was charged against
        January 1, 2002 opening retained earnings.

        As part of its assessment of goodwill impairment, the Company also reviewed the recoverability of deferred preproduction expenditures at its Merplas United Kingdom facility. As a result of this review,
        $8.3 million of deferred preproduction expenditures were written off as a charge against income in the second quarter of 2002.

        The Company reassessed goodwill for impairment at the end of 2002.
        This assessment did not result in any further write-downs.

        Foreign Currency Translation

        In December 2001, the CICA amended Handbook Section 1650, "Foreign
        Currency Translation" ("CICA 1650"). Under CICA 1650, unrealized translation gains and losses arising on long-term monetary liabilities denominated in a foreign currency are no longer deferred and amortized over the period to maturity. Instead, such gains and losses are recognized in income as incurred.

        The Company adopted the amendments to CICA 1650 effective
        January 1, 2002 with retroactive restatement to January 1, 2001. As a result of applying the amendments to CICA 1650, the Company increased opening retained earnings as at January 1, 2001 by $0.2 million.

        For the three month period ended December 31, 2001, other income was increased by $0.3 million, income taxes were increased by
        $0.1 million, net income was increased by $0.2 million, basic earnings per share was increased by $0.01, diluted earnings per share were unchanged and items not involving current cash flows were reduced by $0.2 million.

        For the twelve month period ended December 31, 2001, selling, general and administrative expenses were increased by $0.6 million, other income was increased by $0.3 million, income taxes were reduced by
        $0.1 million, net income was reduced by $0.2 million, basic and diluted earnings per share were unchanged and items not involving current cash flows were increased by $0.2 million.

        Selling, general and administrative expenses ("SG&A") are net of earnings (losses) resulting from foreign exchange of:

        ---------------------------------------------------------------------
                                   Three Month Periods  Twelve Month Periods
                                    Ended December 31,   Ended December 31,
        ---------------------------------------------------------------------
        (U.S. dollars in thousands)    2002       2001       2002       2001
        ---------------------------------------------------------------------

        Foreign exchange income
         (loss)                       $ 475      $ (20)     $ 494      $ 526
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Stock-Based Compensation

        In November 2001, the CICA issued Handbook Section 3870, "Stock-Based
        Compensation and Other Stock-Based Payments" ("CICA 3870"). CICA 3870
        requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for stock-based compensation paid to employees and to directors, in their capacity as a director, that requires settlement in stock. For all employee and director option plans not accounted for at fair value, pro forma earnings disclosure showing the impact of fair value accounting is required. The new standard only applies to stock options granted after January 1, 2002.

        The Company's current stock option plan requires its employees and directors to pay the option exercise price in order to obtain stock.
        The Company has elected to continue accounting for employee stock options using the intrinsic value method with pro forma earnings disclosure showing the impact of stock options on earnings had the
        Company accounted for all employee and director stock options at fair value. The Company has elected to provide pro forma disclosures based on all options granted rather than only for those options granted after January 1, 2002 (see note 8). The adoption of CICA 3870 had no effect on the Company's reported earnings for the three and twelve month periods ended December 31, 2002.

    4.  Affiliation and Social Fees

        The Company is party to an affiliation agreement with Magna
        International Inc. ("Magna") that provides for the payment by Decoma of an affiliation fee.

        On June 25, 2002, the Company entered into an agreement with Magna to amend the terms of its existing affiliation agreement. The amended agreement, which became effective August 1, 2002, provides for a term of nine years and five months, expiring on December 31, 2011, and thereafter is renewable on a year to year basis at the parties'
        option.

        Affiliation fees payable under the amended agreement were reduced to
        1% of Decoma's consolidated net sales (as defined in the agreement)
        from the 1.5% that previously applied. In addition, the amended agreement provides for a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year of the acquisition and 50% of consolidated net sales derived from future business acquisitions in the first calendar year following the year of acquisition. The amended agreement also provided Decoma with a credit of 0.25% of Decoma's consolidated net sales for the period from January 1, 2002 to July 31, 2002 and a credit equal to 1.5% of
        2001 consolidated net sales derived from the 2001 acquisition of
        Autosystems and 50% of 1.25% of January 1, 2002 to July 31, 2002
        consolidated net sales derived from Autosystems.

        The Company also pays Magna a social fee based on a specified percentage of consolidated pre-tax profits. Such fee represents a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including Decoma.
        Decoma's corporate constitution specifies that the Company will allocate a maximum of two percent of its profit before tax to support social and charitable activities.

        In addition to affiliation and social fees payable to Magna, the
        Company pays Magna a negotiated amount for certain management and administrative services. The cost of management and administrative services provided by Magna and included in SG&A totalled $0.9 million and $3.6 million in the three and twelve month periods ended
        December 31, 2002, respectively ($0.9 million and $3.5 million in the three and twelve periods ended December 31, 2001, respectively).

    5.  Cyclicality of Operations

        Substantially all revenue is derived from sales to the North American and European facilities of the major automobile manufacturers. The
        Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

    6.  Use of Estimates

        The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

    7.  Contingencies

        In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the
        Company.

    8.  Capital Stock

        Class and Series of Outstanding Securities
        For details concerning the nature of the Company's securities, please refer to note 11 "Convertible Series Preferred Shares" and note 12
        "Capital Stock" of the Company's annual financial statements.

        The following table summarizes the outstanding share capital of the
        Company:

        ---------------------------------------------------------------------
                                                    Authorized        Issued
        ---------------------------------------------------------------------
        Convertible Series Preferred Shares
         (Convertible into Class A Subordinate
         Voting Shares)                              3,500,000     3,500,000
        Preferred Shares, issuable in series         Unlimited             -
        Class A Subordinate Voting Shares            Unlimited    36,154,299
        Class B Shares
         (Convertible into Class A Subordinate
         Voting Shares)                              Unlimited    31,909,091
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        During the twelve month period ended December 31, 2002, Class A
        Subordinate Voting Shares increased by $0.1 million related to 16,000 shares issued as a result of the exercise of stock options and by
        $4.6 million related to 451,400 Class A Subordinate Voting Shares issued to the Decoma employee deferred profit sharing program.

        Incentive Stock Options

        Information concerning the Company's Incentive Stock Option Plan is included in note 12 "Capital Stock" of the Company's annual financial statements. The following is a continuity schedule of options outstanding:

        ---------------------------------------------------------------------
                                                       Weighted    Number of
                                                        Average      Options
                                       Number    Exercise Price  Exercisable
        ---------------------------------------------------------------------
        Outstanding at
         December 31, 2001          1,796,000      Cdn. $ 12.02    1,089,000
        Granted                       435,000      Cdn. $ 17.53
        Exercised                     (16,000)     Cdn. $ 10.59      (16,000)
        Cancelled                     (20,000)     Cdn. $ 11.24       (4,000)
        Vested                                                       375,000
        ---------------------------------------------------------------------
        Outstanding at
         December 31, 2002          2,195,000      Cdn. $ 13.13    1,444,000
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        The maximum number of shares reserved to be issued for stock options is 4,100,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at December 31, 2002 is 1,853,750. The total number of shares issued from exercised stock options, from the inception date of the plan, is 51,250.

        The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model using the following weighted average assumptions for stock options issued in each period indicated
        (no stock options were issued during the three month period ended
        December 31, 2002):

        ---------------------------------------------------------------------
                                   Three Month Periods  Twelve Month Periods
                                    Ended December 31,   Ended December 31,
        ---------------------------------------------------------------------
                                       2002       2001       2002       2001
        ---------------------------------------------------------------------

        Risk free interest rate         N/A       2.5%       2.7%       3.1%
        Expected dividend yield         N/A       1.8%       1.9%       1.8%
        Expected volatility             N/A        28%        37%        28%
        Expected life of options
         (years)                        N/A    6 years    5 years    6 years
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        The Black-Scholes option valuation model, as well as other currently accepted option valuation models, was developed for use in estimating the fair value of freely tradable options which are fully
        transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise.
        Because the Company's outstanding options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

        However, for purposes of pro forma disclosures, the Company's net income attributable to Class A Subordinate Voting and Class B Shares,
        based on the fair value of all stock options at the grant date, would have been:

        ---------------------------------------------------------------------
                                   Three Month Periods  Twelve Month Periods
                                    Ended December 31,    Ended December 31,
        ---------------------------------------------------------------------
        (U.S. dollars, in thousands
         except per share figures)     2002       2001       2002       2001
        ---------------------------------------------------------------------
        Net income attributable to
         Class A Subordinate Voting
         and Class B Shares         $21,798    $16,653    $88,233    $60,485
        Pro forma adjustments for
         the fair value of stock
         option grants                 (203)      (321)    (1,019)    (1,199)
        ---------------------------------------------------------------------
        Pro forma net income
         attributable to Class A
         Subordinate Voting and
         Class B Shares             $21,595    $16,332    $87,214    $59,286
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Pro forma earnings per
         Class A Subordinate
         Voting or Class B Share
          Basic                     $  0.32    $  0.24    $  1.29    $  0.98
          Diluted                   $  0.25    $  0.20    $  1.02    $  0.80
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Maximum Shares

        The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Convertible
        Series Preferred Shares issued and outstanding as at December 31,
        2002 were exercised or converted:

        ---------------------------------------------------------------------
                                                            Number of Shares
        ---------------------------------------------------------------------
        Class A Subordinate Voting Shares outstanding
         at December 31, 2002                                     36,154,299
        Class B Shares outstanding at December 31, 2002           31,909,091
        Options to purchase Class A Subordinate Voting Shares      2,195,000
        Convertible Series Preferred Shares,
         convertible at Cdn. $10.07 per share                     14,895,729
        Convertible Series Preferred Shares,
         convertible at Cdn. $13.20 per share                     15,151,516
        ---------------------------------------------------------------------
                                                                 100,305,635
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        In addition, the Company has reserved 548,600 Class A Subordinate
        Voting Shares for future issuances to the Decoma employee deferred profit sharing plan.

    9.  Debt

        (a) Convertible Series Preferred Shares

        The liability amounts for the Series 1, 2 and 3 Convertible Series
        Preferred Shares are presented as current liabilities. The Series 1,
        2 and 3 Convertible Series Preferred Shares are retractable by Magna at their aggregate face value of Cdn. $150 million after
        June 30, 2003. These shares are also convertible by Magna into the
        Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn. $10.07 per Class A Subordinate Voting Share. The
        Company's Class A Subordinate Voting Shares closed at Cdn. $13.13 on
        January 31, 2003 and have traded between Cdn. $10.56 and Cdn. $21.10 over the 52 week period ended January 31, 2003.

        The liability amounts for the Series 4 and 5 Convertible Series
        Preferred Shares are presented as long-term liabilities as these are not retractable by Magna before January 1, 2004 and January 1, 2005, respectively. These shares are also convertible by Magna into the
        Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn. $13.20 per Class A Subordinate Voting Share.

        The Series 1, 2 and 3 Convertible Series Preferred Shares are
        redeemable by the Company after July 31, 2003 and the Series 4 and 5
        Convertible Series Preferred Shares are redeemable by the Company after December 31, 2005.

        (b) Credit Facility

        At December 31, 2002 the Company had lines of credit totaling
        $328.7 million. Of this amount, $300 million is represented by an extendible, revolving credit facility that expires on May 29, 2003, at which time the Company may request, subject to lender approval, further revolving 364-day extensions. The unused and available lines of credit at December 31, 2002 were approximately $260.0 million.

        (c) Amounts Due to Magna

        The Company's debt due to Magna consists of the following:

        ---------------------------------------------------------------------
                                                   December 31,  December 31,
        (U.S. dollars in thousands)                       2002          2001
        ---------------------------------------------------------------------

        Debt denominated in Canadian dollars(i)     $   38,256    $   37,604
        Debt denominated in Euros and
         British Pounds(ii)                            139,324       126,137
        Lease obligation denominated in Euros            1,050           791
        ---------------------------------------------------------------------
                                                       178,630       164,532
        Less due within one year                       103,536        76,008
        ---------------------------------------------------------------------
                                                    $   75,094    $   88,524
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
          Notes:
            (i)   The debt denominated in Canadian dollars arose on closing
                  of the Global Exteriors Transaction. This debt initially
                  bore interest at 7.5% and was repayable in 2001. In
                  addition to the maturity date, the interest rate on this
                  debt was subsequently renegotiated to 4.85% effective
                  September 4, 2001, 3.10% effective January 1, 2002, 3.60%
                  effective April 1, 2002, 3.83% effective July 1, 2002,
                  3.90% effective October 1, 2002 and 3.85% effective
                  January 1, 2003. The maturity date of this Cdn. $60 million debt has been extended to March 31, 2003.

            (ii)  The debt denominated in Euros and British Pounds arose on closing of the Global Exteriors Transaction. All debt
                  denominated in British Pounds was repaid in the period
                  ended December 31, 2002. The remaining debt initially bore interest at 7.0% to 7.5% and was repayable over the period to December 31, 2004 with the first tranche of the
                  principal due October 1, 2002. In addition to the maturity date, the interest rate on the first tranche of the
                  principal was renegotiated to 4.29% effective
                  October 2, 2002 and 3.86% effective January 2, 2003. Of the debt outstanding at December 31, 2002, $26.6 million is due
                  April 1, 2003, $37.6 million is due October 1, 2003 and
                  $75.1 million is due December 31, 2004.

    10. Other Income

        (a) On March 11, 2002, the Company completed the divestiture of one of its non-core North American divisions. The division was engaged in the coating of automotive parts. The Company recorded other income of
        $3.9 million related to this transaction, representing the excess of sale proceeds over the carrying value of the fixed and working capital assets of this division and direct costs related to the transaction. Income taxes includes an expense of $1.0 million related to this transaction.

        (b) During 2002, the Company permanently repatriated Euro 10 million from its continental Europe operations. This repatriation gave rise to the recognition of a pro rata amount of the Company's cumulative translation adjustment account. This amount, totalling $0.5 million, has been included in other income and is not subject to tax.

        (c) On October 16, 2000, Decoma issued $32 million and $58 million of
        9.5% unsecured Subordinated Debentures at par, as partial
        consideration for the remaining interest in the Conix Group. These
        Subordinated Debentures were repaid with cash in June and November of
        2001, respectively.

        The November 2001 repayment of the $58 million Subordinated Debenture gave rise to a foreign exchange loss. There were no substantial foreign exchange losses on the June 2001 repayment of the $32 million
        Subordinated Debenture. Decoma funded the repayment of the
        $58 million Subordinated Debenture in part by $25 million that was permanently repatriated from the Company's United States operations.
        The $25 million repatriation and $58 million repayment transactions gave rise to the following income statement amounts during the three and twelve month periods ended December 31, 2001:

                                                                 (restated -
        (U.S. dollars in thousands)                               see note 3)
        ---------------------------------------------------------------------

        Recognition of pro rata amount of cumulative translation
         adjustment on repatriation presented as other income        $ 2,780
        ---------------------------------------------------------------------
        Income before income taxes and minority interest               2,780
        Income tax recovery                                                -
        ---------------------------------------------------------------------
        Net income                                                     2,780
        Foreign exchange loss on retirement of Subordinated
         Debenture, net of taxes                                      (1,717)
        ---------------------------------------------------------------------
        Net income attributable to Class A Subordinate Voting
         and Class B Shares                                          $ 1,063
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    11. Segmented Information

        The Company operates in one industry segment, the automotive exteriors business. As at December 31, 2002, the Company had 23 manufacturing facilities in North America and 11 in Europe. In addition, the Company had 7 product development and engineering centres.

        The Company's European divisions are managed separately from the
        Company's North American divisions as a result of differences in customer mix and business environment. The Company's internal financial reports, which are reviewed by executive management including the Company's President and Chief Executive Officer,
        segment divisional results between North America and Europe. This segmentation recognizes the different geographic business risks faced by the Company's North American and European divisions, including vehicle production volumes in North America and Europe, foreign currency exposure, differences in OEM customer mix, the level of customer outsourcing and the nature of products and systems outsourced.

        The accounting policies of each segment are consistent with those used in the preparation of the unaudited interim consolidated financial statements. Inter-segment sales and transfers are accounted for at fair market value. The following tables show certain information with respect to segment disclosures.

        ---------------------------------------------------------------------
                                Three Month Period Ended December 31, 2002
        ---------------------------------------------------------------------
        (U.S. dollars            North
         in thousands)          America      Europe    Corporate      Total
        ---------------------------------------------------------------------
        Sales                 $  368,220  $  160,964  $        -  $  529,184
        Intersegment sales          (308)       (688)          -        (996)
        ---------------------------------------------------------------------
        Sales to external
         customers            $  367,912  $  160,276  $        -  $  528,188
        ---------------------------------------------------------------------
        Depreciation and
         amortization         $   14,445  $    5,401  $        -  $   19,846
        ---------------------------------------------------------------------
        Operating income
         (loss)               $   55,652  $  (10,355) $   (2,596) $   42,701
        ---------------------------------------------------------------------
        Equity income         $      (47) $        -  $        -  $      (47)
        ---------------------------------------------------------------------
        Interest expense
         (income), net        $    8,935  $    4,461  $  (10,886) $    2,510
        ---------------------------------------------------------------------
        Amortization of
         discount on
         Convertible Series
         Preferred Shares     $        -  $        -  $    1,938  $    1,938
        ---------------------------------------------------------------------
        Other income          $        -  $        -  $     (495) $     (495)
        ---------------------------------------------------------------------
        Fixed assets, net     $  358,675  $  166,788  $        -  $  525,463
        ---------------------------------------------------------------------
        Fixed asset additions $   23,828  $   25,736  $        -  $   49,564
        ---------------------------------------------------------------------
        Goodwill, net         $   44,728  $   17,280  $        -  $   62,008
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        ---------------------------------------------------------------------
                                Three Month Period Ended December 31, 2001
        ---------------------------------------------------------------------
        (U.S. dollars            North
         in thousands)          America      Europe    Corporate      Total
        ---------------------------------------------------------------------
        Sales                 $  333,775  $  133,777  $        -  $  467,552
        Intersegment sales          (930)       (243) $        -      (1,173)
        ---------------------------------------------------------------------
        Sales to external
         customers            $  332,845  $  133,534  $        -  $  466,379
        ---------------------------------------------------------------------
        Depreciation and
         amortization         $   14,299  $    7,004  $        -  $   21,303
        ---------------------------------------------------------------------
        Operating income
         (loss)               $   42,323  $   (2,072) $   (3,809) $   36,442
        ---------------------------------------------------------------------
        Equity loss           $       59  $        -  $        -  $       59
        ---------------------------------------------------------------------
        Interest expense
         (income), net        $    4,658  $    4,932  $   (5,599) $    3,991
        ---------------------------------------------------------------------
        Amortization of
         discount on
         Convertible Series
         Preferred Shares     $        -  $        -  $    2,130  $    2,130
        ---------------------------------------------------------------------
        Other income          $        -  $        -  $   (2,780) $   (2,780)
        ---------------------------------------------------------------------
        Fixed assets, net     $  356,989  $  134,785  $        -  $  491,774
        ---------------------------------------------------------------------
        Fixed asset additions $    8,849  $   10,661  $        -  $   19,510
        ---------------------------------------------------------------------
        Goodwill, net         $   44,298  $   27,218  $        -  $   71,516
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        ---------------------------------------------------------------------
                                Twelve Month Period Ended December 31, 2002
        ---------------------------------------------------------------------
        (U.S. dollars            North
         in thousands)          America      Europe    Corporate      Total
        ---------------------------------------------------------------------
        Sales                 $1,486,975  $  572,613  $        -  $2,059,588
        Intersegment sales        (1,588)     (1,327) $        -      (2,915)
        ---------------------------------------------------------------------
        Sales to external
         customers            $1,485,387  $  571,286  $        -  $2,056,673
        ---------------------------------------------------------------------
        Depreciation and
         amortization         $   55,454  $   22,830  $        -  $   78,284
        ---------------------------------------------------------------------
        Operating income
         (loss)               $  204,431  $  (22,595) $   (8,143) $  173,693
        ---------------------------------------------------------------------
        Equity income         $     (521) $        -  $        -  $     (521)
        ---------------------------------------------------------------------
        Interest expense
         (income), net        $   27,196  $   19,826  $  (35,038) $   11,984
        ---------------------------------------------------------------------
        Amortization of
         discount on
         Convertible Series
         Preferred Shares     $        -  $        -  $    8,351  $    8,351
        ---------------------------------------------------------------------
        Other income          $   (3,874) $        -  $     (495) $   (4,369)
        ---------------------------------------------------------------------
        Fixed assets, net     $  358,675  $  166,788  $        -  $  525,463
        ---------------------------------------------------------------------
        Fixed asset additions $   54,505  $   45,435  $        -  $   99,940
        ---------------------------------------------------------------------
        Goodwill, net         $   44,728  $   17,280  $        -  $   62,008
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        ---------------------------------------------------------------------
                               Twelve Month Period Ended December 31, 2001
        ---------------------------------------------------------------------
        (U.S. dollars            North
         in thousands)          America      Europe    Corporate      Total
        ---------------------------------------------------------------------
        Sales                 $1,286,108  $  534,578  $        -  $1,820,686
        Intersegment sales        (4,501)       (316) $        -      (4,817)
        ---------------------------------------------------------------------
        Sales to external
         customers            $1,281,607  $  534,262  $        -  $1,815,869
        ---------------------------------------------------------------------
        Depreciation and
         amortization         $   57,278  $   24,082  $        -  $   81,360
        ---------------------------------------------------------------------
        Operating income
         (loss)               $  146,556  $    2,404  $   (7,643) $  141,317
        ---------------------------------------------------------------------
        Equity income         $      (15) $        -  $        -  $      (15)
        ---------------------------------------------------------------------
        Interest expense
         (income), net        $   23,652  $   18,825  $  (23,382) $   19,095
        ---------------------------------------------------------------------
        Amortization of
         discount on
         Convertible Series
         Preferred Shares     $        -  $        -  $    9,276  $    9,276
        ---------------------------------------------------------------------
        Other income          $        -  $        -  $   (2,780) $   (2,780)
        ---------------------------------------------------------------------
        Fixed assets, net     $  356,989  $  134,785  $        -  $  491,774
        ---------------------------------------------------------------------
        Fixed asset additions $   44,670  $   23,802  $        -  $   68,472
        ---------------------------------------------------------------------
        Goodwill, net         $   44,298  $   27,218  $        -  $   71,516
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    12. Business Acquisition

        Decomex

        In May 2001, the Company acquired the remaining minority interest in
        Decomex Inc. ("Decomex") from Corporacion Activa, S.A. de C.V.
        Decomex operates fascia moulding and finishing operations in Mexico.

        Total consideration paid in connection with the acquisition amounted to $7.8 million, which gave rise to goodwill of $0.1 million. The purchase price was satisfied with cash of $2.6 million and by the issuance of $5.2 million of prime rate promissory notes, denominated in Canadian dollars, maturing $2.6 million on May 31, 2002 and
        $2.6 million on May 31, 2003. Interest on the promissory notes is payable in Canadian dollars on a quarterly basis.

        The acquisition has been accounted for by the purchase method in these unaudited interim consolidated financial statements from the date of acquisition.

        Autosystems

        On September 28, 2001, the Company acquired the lighting components manufacturing business and related fixed and working capital assets of Autosystems Manufacturing Inc. ("Autosystems") from the court appointed receiver and monitor of Autosystems.

        Autosystems is located in Ontario and its principal customers include
        General Motors Corporation and Visteon Corporation. Total
        consideration paid in connection with the acquisition amounted to
        $12.3 million. The acquisition has been accounted for by the purchase method in these consolidated financial statements from the date of acquisition.

        The net effect of the transaction on the Company's consolidated balance sheet was as follows:

        (U.S. dollars in thousands)
        ---------------------------------------------------------------------
        Non-cash working capital                                    $  2,200
        Fixed assets                                                  10,070
        ---------------------------------------------------------------------
        Net assets acquired                                         $ 12,270
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    DECOMA INTERNATIONAL INC.

    Management's Discussion and Analysis of Results of Operations
    and Financial Position

    Three and twelve month periods ended December 31, 2002 and 2001
    -------------------------------------------------------------------------

    All amounts in this Management's Discussion and Analysis of Results of
Operations and Financial Position ("MD&A") are in U.S. dollars unless otherwise noted. This MD&A should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three and twelve month periods ended December 31, 2002, included elsewhere herein, and the
Company's consolidated financial statements and MD&A for the year ended
December 31, 2001, each included in the Company's Annual Report to
Shareholders for 2001.

    OVERVIEW

    Total sales grew to a record of $2,056.7 million in 2002, a 13% increase over 2001. Diluted earnings per share was also a record of $1.03 for 2002, an improvement of 27% over diluted earnings per share of $0.81 for 2001.
    The Company's sales and earnings growth was driven by strong performance in North America. The ramp up of programs that launched in 2001, the
Autosystems lighting acquisition, takeover programs that launched at the beginning of 2002, favourable production volume program mix and a year with relatively few major new program launches and associated launch costs all contributed to record sales and operating income performance in North America.
    In Europe, production sales increased as a result of the ramp up of the
BMW Mini and Jaguar X400 programs both in the United Kingdom and as a result of the translation of Euro and British Pound sales into U.S. dollars due to a significant strengthening of these currencies against the U.S. dollar.
However, combined production sales in Germany and Belgium, measured in Euros, declined as a result of lower vehicle production volumes including lower volumes on certain high content programs. This sales decline, in conjunction with costs incurred to support significant future European booked sales growth, contributed to a decline in European, excluding Merplas, operating income. Merplas, on the other hand, reduced its operating losses before the write-off of deferred preproduction expenditures in 2002 (see the "Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion).

    Years Ended December 31, 2002 and 2001
    Sales
    -------------------------------------------------------------------------
                                                     Years Ended
                                                     December 31,
                                                  ---------------------------
                                                                        %
                                                    2002      2001    Change
    -------------------------------------------------------------------------

    Light Vehicle Production Volumes (in millions)
      North America                                 16.3      15.5        5%
      Western Europe                                16.3      16.5       (1%)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average Content Per Vehicle (U.S. dollars)
      North America                                  $85       $76       12%
      Europe                                          30        29        3%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Production Sales (U.S. dollars in millions)
      North America                             $1,391.5  $1,180.4       18%
      Europe
        Excluding Merplas                          457.1     445.8        3%
        Merplas                                     34.7      28.4       22%
        Total Europe                               491.8     474.2        4%
    Global Tooling and Other Sales                 173.4     161.3        8%
    -------------------------------------------------------------------------
    Total Sales                                 $2,056.7  $1,815.9       13%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    North America North American production sales grew by 18% to $1,391.5 million in 2002 from $1,180.4 million in 2001. This increase was driven by growth in average North American content per vehicle. North American content per vehicle grew to approximately $85 compared to $76 for 2002 and 2001, respectively. The increase in content was driven by the Autosystems lighting acquisition on September 28, 2001 which added approximately $4 to North
American content per vehicle in 2002; new takeover business including content on the General Motors 820 C and D (Cadillac Escalade and Denali SUVs), GMT 806
(Escalade EXT) and GMT 800 and 830 (Silverado, Sierra and Suburban) programs;
a full year's sales on programs that launched during 2001 including the Ford
U152 (Explorer), Nissan TK (Altima), General Motors GMX 320 (Cadillac CTS) and
Saturn GMT 315 (Vue) programs; content on programs that launched during 2002 including the DaimlerChrysler KJ (Jeep Liberty) and the Ford U231 (Aviator)
programs; increased content and higher volumes on the GMT 250 (Aztek) and increased content on the Ford U204 (Escape) programs; and strong volumes on other high content production programs including the General Motors GMX 210
(Impala) and GMX 230 (Monte Carlo) programs. These increases were partially offset by lower Mexican production volumes on the GMT 805 (Avalanche) program, where 2001 volumes were strong as General Motors filled its distribution channels, and the DaimlerChrysler PT Cruiser program as well as lower production volumes on the DaimlerChrysler RS (Minivan) program; the disposition of a non-core North American operating division in the first quarter of 2002; and the translation of Canadian dollar sales into the
Company's U.S. dollar reporting currency which negatively impacted North
American production sales. The Canadian dollar weakened against the U.S.
dollar by 1% for 2002 compared to 2001.
    Increases in North American production sales were also driven by an increase in vehicle production volumes. Total North American light vehicle production for 2002 was 16.3 million units representing an increase of 5% from the 15.5 million vehicles built in 2001.

    Europe

    European production sales, excluding Merplas, increased 3% to $457.1 million in 2002 compared to $445.8 million for 2001. Production sales at
Merplas increased to $34.7 million in 2002 compared to $28.4 million in 2001.
European content per vehicle grew 3% to approximately $30 for 2002 compared to
$29 for 2001. Content growth was driven by an increase in sales in the United
Kingdom as a result of the ramp up and continued strong volumes on the BMW
Mini program produced at Sybex and a full year's production on the Jaguar X400 program produced at Merplas.
    Content growth was also driven by the translation of Euro and British
Pound sales into the Company's U.S. dollar reporting currency. The average exchange rate for the Euro and British Pound, each against the U.S. dollar, increased 6% and 4%, respectively, for 2002 compared to 2001. However, when measured in Euros, combined production sales at the Company's facilities in
Germany and Belgium declined in 2002 compared to 2001. This decline was driven by lower production volumes and lower volumes on certain high content programs including the Company's largest European program, the DaimlerChrysler Mercedes
C Class, and the Ford Mondeo program; lower content on the introduction of the new DaimlerChrysler Mercedes E Class; the cancellation at the beginning of the third quarter of 2002 of DaimlerChrysler PT Cruiser production in Europe; and
the completion of the Audi TT hard top program in the third quarter of 2002.
Western European vehicle production volumes were down 1% to 16.3 million units for 2002 compared to 16.5 million units for 2001.
    These declines were partially offset by sales from new program launches in the latter part of 2002 including the VW Group T5 (Transit Van) and various
Audi production programs.

    Global Tooling and Other

    Tooling and other sales on a global basis increased 8% to $173.4 million compared to $161.3 million for 2002 and 2001, respectively. The increase in tooling sales relates to a number of European production programs that launched in the latter part of 2002 or will be launching in 2003.

    Sales by Customer

    North American sales, including tooling and other sales, accounted for approximately 72% of total sales for 2002. This compares to 71% for 2001. The increase reflects the Company's strong content growth in North America and higher North American vehicle production volumes. The Company's three largest customers in North America were Ford, General Motors and DaimlerChrysler representing 36.7%, 33.4% and 15.9% of total North American sales, respectively, for 2002 (37.8%, 28.9% and 19.7% for 2001). The growth in
General Motors sales reflects the acquisition of Autosystems, new take over business and the relative strength of General Motors' production volumes. The
Company's largest North American production sales programs for 2002 included the Ford U152 (Explorer) and EN114 (Crown Victoria and Grand Marquis) programs and the DaimlerChrysler RS (Minivan), LH (Concorde, Intrepid and 300M) and JR
(Stratus and Sebring) programs.
    The majority of production programs with the Asian automotive manufacturers operating in North America are within Decoma's exterior trim product range. Although the Company moulds fascias for a number of North
American Honda programs, the majority of Asian OEMs currently manufacture their bumper systems in-house. However, this may change as bumper systems and modules grow in size and complexity and as Asian OEM capital equipment reinvestment is required. The Company continues to closely monitor potential opportunities in this area, particularly in the Southern United States region.
    European sales accounted for approximately 28% and 29% of total sales for
2002 and 2001, respectively. This reduction reflects growth in North American vehicle production volumes compared to a decline in European production volumes as well as growth in content per vehicle occurring at a faster rate in
North America as compared to Europe. The Company's three largest customers in
Europe were DaimlerChrysler, the VW Group and Ford representing 36.5%, 16.6%
and 15.5% of total European sales, respectively, for 2002 (41.1%, 11.5% and
18.9% for 2001). The Company's largest European production sales programs for
2002 included the DaimlerChrysler Mercedes C Class (W/S/CL203) and A Class
(W168) programs, the Ford Mondeo and Jaguar X400 programs and the Opel Vectra program.
    With respect to the VW Group, Decoma has been awarded new business that launched in the latter part of 2002 and that will launch in 2003 which will significantly increase the Company's sales to the VW Group. In addition,
Decoma believes that it has strong European growth opportunities with Ford's
Premier Automotive Group ("PAG"). The PAG group of Ford brands includes Aston
Martin, Jaguar, Land Rover and Volvo. Decoma intends to leverage its strong relationship with Ford in North America to gain greater access to PAG in
Europe.
    On a consolidated basis, the Company's three largest customers are Ford,
General Motors and DaimlerChrysler accounting for 30.8%, 25.5% and 21.6% of global total sales, respectively, for 2002 (32.2%, 21.6% and 26.0% for 2001).

    Gross Margin

    Gross margin dollars increased to $423.4 million in 2002 compared to
$365.5 million in 2001. As a percentage of total sales, gross margin increased to 20.6% for 2002 compared to 20.1% for 2001.
    Gross margins were positively affected by contributions from new takeover business; contributions from programs that launched during or subsequent to
2001 including the Ford U152 (Explorer), Nissan TK (Altima), DaimlerChrysler
KJ (Jeep Liberty), General Motors GMX 320 (Cadillac CTS) and Saturn GMT 315
(Vue) programs in North America and the BMW Mini program in Europe; strong volumes on certain other high content programs in North America including the
General Motors GMX 210 (Impala) and GMX 230 (Monte Carlo) programs; improved performance at two North American trim related facilities; reduced losses at
Merplas; improved performance at Carplast/Toptech, one of the Company's German facilities where Audi TT roof module production recently ended but a number of
MAN truck and other programs continue; and the impact of the Company's ongoing continuous improvement programs. In addition, although operating at lower gross margin percentages, the acquisition of Autosystems contributed to the growth in gross margin. These improvements were partially offset by costs incurred to support future European sales growth; the cancellation at the beginning of the third quarter of 2002 of DaimlerChrysler PT Cruiser production in Europe; lower production volumes on certain high content programs in North America, including the GMT 805 (Avalanche) and
DaimlerChrysler PT Cruiser and RS (Minivan) programs, and in Europe including lower volumes on the Company's largest European program, the DaimlerChrysler
Mercedes C Class, and the Ford Mondeo program; operating inefficiencies and other period costs at a facility in continental Europe and at a sealing systems facility in Ontario; and further OEM price concessions.

    Depreciation and Amortization

    Depreciation and amortization costs declined to $78.3 million for 2002 compared to 81.4 million for 2001.
    Effective January 1, 2002, Canadian generally accepted accounting principles ("GAAP") with respect to goodwill changed. As a result, effective
January 1, 2002, the Company ceased recording amortization of goodwill (see the "Goodwill and Deferred Preproduction Expenditures" section of this MD&A and note 3 to the Company's unaudited interim consolidated financial statements included elsewhere herein). Depreciation and amortization for 2001 includes goodwill amortization of $3.9 million.
    Excluding goodwill amortization, depreciation and amortization increased
$0.8 million. As a percentage of total sales, depreciation and amortization costs decreased to 3.8% for 2002 compared to 4.5% for 2001.

    Selling, General and Administrative ("S,G&A")

    S,G&A costs were $137.9 million for 2002, up from $115.7 million for
2001. This increase reflects additional S,G&A expense as a result of the
Autosystems acquisition, additional costs associated with Merplas and United
Kingdom sales and marketing efforts, additional management resources and new project costs in Europe, higher compensation costs for managers with compensation tied to Company profits, increases in sales, marketing, program management and other costs to support the higher sales levels and severance costs during the year related to a sealing systems facility in Ontario and with respect to certain management changes made in Europe. S,G&A costs for
2002 also include $1.8 million relating to the write-off of certain fixed assets that were taken out of production. As a percentage of sales, S,G&A increased to 6.7% for 2002 compared to 6.4% for 2001.
    In addition to the benefits provided by Magna to Decoma under the affiliation agreement noted below, Magna provides certain management and administrative services to the Company, including specialized legal, environmental, immigration, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna. The Company is currently in discussions with
Magna with respect to a formal agreement detailing these arrangements. The cost of management and administrative services provided by Magna and included in S,G&A was $3.6 million and $3.5 million for 2002 and 2001, respectively.

    Affiliation and Social Fees

    The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement provides the Company with, amongst other things, certain trade mark rights, access to Magna's management and to its operating principles and policies,
Tier 1 development assistance, global expansion assistance, vehicle system integration and modular product strategy assistance, technology development assistance and human resource management assistance.
    As previously disclosed, on June 25, 2002, the Company entered into an agreement with Magna to amend the terms of its existing affiliation agreement with Magna. The amended agreement was effective August 1, 2002, provides for a term of nine years and five months expiring on December 31, 2011 and is renewable thereafter on a year to year basis at the parties' option.
Affiliation fees payable under the amended agreement were reduced to 1% of
Decoma's consolidated net sales (as defined in the agreement) from the 1.5%
rate that previously applied. At current sales levels, the fee reduction is expected to result in annualized savings commencing August 1, 2002 of approximately $10 million. In addition, the amended agreement provides for a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year of the acquisition and 50% of consolidated net sales derived from future business acquisitions in the first calendar year following the year of acquisition. The amended agreement also entitled Decoma to a credit equal to 0.25% of Decoma's consolidated net sales for the period from January 1, 2002 to July 31, 2002. In addition, Decoma was entitled to a credit equal to 1.5% of 2001 consolidated net sales derived from the 2001 acquisition of Autosystems and 50% of 1.25% of January 1, 2002 to July 31,
2002 consolidated net sales derived from Autosystems.
    Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities. The Company pays 1.5% of its consolidated pretax profits to Magna which in turn allocates such amount to social and other charitable programs on behalf of Magna and its affiliated companies, including Decoma.
    The affiliation and social fees payable to Magna for 2002 decreased to
$25.3 million from $27.1 million for 2001. The decrease in affiliation and social fees reflects the more favourable terms of the new affiliation agreement with Magna partially offset by an increase in affiliation and social fees payable due to the increases in consolidated net sales and pretax profits on which the affiliation and social fees are calculated, respectively.

    Operating Income
    -------------------------------------------------------------------------
                                                     Years Ended
                                                     December 31,
                                                  ---------------------------
                                                                        %
    (U.S. dollars in millions)                      2002      2001    Change
    -------------------------------------------------------------------------

    Operating Income
      North America                               $204.4    $146.6       39%
      Europe
        Excluding Merplas                            1.8      25.8
        Merplas excluding deferred preproduction
         expenditures write-off                    (16.1)    (23.4)
        Merplas deferred preproduction
         expenditures write-off                     (8.3)        -
      Total Europe                                 (22.6)      2.4
      Corporate                                     (8.1)     (7.7)
    -------------------------------------------------------------------------
    Total Operating Income                        $173.7    $141.3       23%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total operating income grew by 23% to $173.7 million for 2002 compared to
$141.3 million for 2001. As a percentage of total sales, operating income improved to 8.4% for 2002 from 7.8% for 2001.
    Operating income for 2001, adjusted to eliminate the impact of goodwill amortization of $3.9 million (see the "Results of Operations - Year Ended
December 31, 2002 and 2001 - Depreciation and Amortization" section of this
MD&A for further discussion), was $145.2 million. Operating income for 2002, adjusted to eliminate the impact of the deferred preproduction expenditures write-off of $8.3 million (see the "Goodwill and Deferred Preproduction
Expenditures" section of this MD&A for further discussion), was $182.0 million. Adjusted 2002 operating income was up 25% over adjusted 2001 operating income.

    North America

    North American operating income increased to $204.4 million for 2002 from
$146.6 million for 2001. This increase is the result of added gross margin from new takeover business; contributions from programs that launched during or subsequent to 2001; strong volumes on other high content production programs; the acquisition of Autosystems; improved performance at two trim related facilities; and increased contributions as a result of the Company's ongoing continuous improvement programs. In addition, the elimination of goodwill amortization and the impact of more favourable terms under the new affiliation agreement with Magna contributed to the improvement in operating income. These improvements were partially offset by severance and other period costs at a sealing systems facility in Ontario; lower contributions due to lower Mexican production volumes on the General Motors GMT 805 (Avalanche) and
DaimlerChrysler PT Cruiser programs and lower production volumes on the
DaimlerChrysler RS (Minivan) program; and further OEM price concessions.

    Europe

    European operating income, excluding Merplas, decreased to $1.8 million for 2002 compared to income of $25.8 million for 2001. Operating income was negatively impacted by costs incurred to support future European sales growth including:

        - costs associated with various Audi production programs currently being launched at the Company's Decoform and Prometall facilities in Germany and costs related to the construction, start-up and transfer of programs from Prometall to a new metal trim facility in
          Germany that will launch in the first quarter of 2003;
        - costs associated with the fourth quarter of 2002 launch of the
          VW Group T5 (Transit Van) program at the Company's recently completed Modultec mould in colour, assembly and sequencing facility in Germany with painted fascia production to come from the
          Company's existing Decoform facility also in Germany;
        - costs associated with establishing a moulding, assembly and sequencing facility in Poland to commence operations in the second half of 2003 to service the VW Group T5 (Transit Van) and the
          VW Group SLW (City Car) Poland production programs;
        - costs associated with Magna Steyr's DaimlerChrysler Mercedes E
          Class 4 matic assembly program that will launch in the first quarter of 2003 at a new Decoma assembly and sequencing facility in
          Graz, Austria (fascias for this program will be supplied by a third party);
        - costs associated with the construction of a new paint line at the
          Company's Belplas facility in Belgium to service, commencing in the fourth quarter of 2003, a portion of the production volume on the
          VW Group's A5 (Golf) program;
        - costs associated with various Porsche programs that will launch in the fourth quarter of 2003 at a new assembly and sequencing facility to be constructed in Zuffenhausen, Germany with fascia and related trim production coming from the Company's existing Decoform facility and from third parties;
        - costs associated with the DaimlerChrysler Mercedes A Class program that will launch in the fourth quarter of 2004 at a new assembly and sequencing facility, Carmodul, in Rastatt, Germany with fascia production coming from the Company's existing Innoplas facility also in Germany; and
        - additional costs associated with increased United Kingdom sales and marketing efforts.

    European, excluding Merplas, operating income was also negatively impacted by lower combined production sales at the Company's facilities in
Germany and Belgium, measured in Euros, due to a decline in production volumes and lower volumes on certain high content production programs including the
DaimlerChrysler Mercedes C Class and Ford Mondeo; operating inefficiencies and other period costs at a facility in continental Europe; and the cancellation, at the beginning of the third quarter of 2002, of European production on the
DaimlerChrysler PT Cruiser program which was serviced by the Company's
Decoform facility. DaimlerChrysler consolidated production on this program in
Mexico. The Company is currently negotiating the recovery of cancellation costs in respect of this program. Finally, severance costs and additional
European management resource costs negatively impacted European operating income.

    The above factors were partially offset by:
        - improved performance at the Company's Carplast/Toptech operations in Germany due in part to the completion of production on the
          Audi TT roof module program;
        - contributions from the launch of the new BMW Mini program at the
          Company's Sybex facility in the United Kingdom; and
        - the elimination of goodwill amortization and the impact of more favourable terms under the Company's new affiliation agreement with
          Magna.

    As detailed above, the Company expects significant Europe, excluding
Merplas, sales growth over the next few years. Once through this launch period, the Company also expects that operating income will improve.
    Merplas generated an operating loss, before the write-down of deferred preproduction expenditures (see the "Goodwill and Deferred Preproduction
Expenditures" section of this MD&A for further discussion), of $16.1 million for 2002 compared to a loss of $23.4 million for 2001. Although the loss is significant, Merplas' performance has improved. Jaguar X400 production commenced in the second quarter of 2001 and the operating loss for the second quarter of 2001 was $9.0 million. By the third quarter of 2002, operating losses improved to $3.0 million. However, operating losses deteriorated to
$5.5 million in the fourth quarter of 2002 due to reduced sales as a result of
Ford service part pricing and volume reductions and the introduction of four day weeks and an extended December 2002 shutdown of production at the Jaguar
Halewood assembly facility. Refer to the "United Kingdom" section of this MD&A for further discussion regarding Merplas.

    Equity Loss

    Income from equity accounted investments, which includes the Company's
40% share of Bestop, Inc. ("Bestop") and Modular Automotive Systems, LLC,
increased to $0.5 million for 2002 compared to nil for 2001. The increase is primarily attributable to improved performance at Bestop and the cessation of goodwill amortization effective January 1, 2002 (see the "Goodwill and
Deferred Preproduction Expenditures" section of this MD&A for further discussion regarding goodwill amortization), partially offset by closure costs accrued in the current year with respect to one of Bestop's facilities.

    Interest Expense

    Interest expense for 2002 was $12.0 million compared to $19.1 million for
2001. Total interest bearing net debt (including bank indebtedness, long-term debt including current portion, debt due to Magna including current portion and debenture interest obligation, less cash and cash equivalents) declined to
$168.2 million at December 31, 2002 compared to $349.7 million at December 30,
2000. Debt reduction was funded through cash generated from operations less capital and acquisition spending and dividends as well as $111.1 million of cash generated from the issuance of 16,100,000 Class A Subordinate Voting
Shares in June 2001 (the "June 2001 Equity Offering"). In addition to debt reduction, lower market interest rates resulted in reduced interest costs.

    Amortization of Discount on Convertible Series Preferred Shares

    The Company's amortization of the discount on the portion of the
Convertible Series Preferred Shares classified as debt decreased to $8.4 million for 2002 from $9.3 million for 2001. The decrease reflects lower amortization as a result of the discount on the Series 2 and 3 Convertible
Series Preferred Shares being fully amortized as of July 31, 2001 and 2002, respectively.

    Other income

    Other income in 2002 of $4.4 million includes a $3.9 million gain on the sale of a non-core North American operating division. Income tax expense includes $1.0 million related to this gain. This division's total sales for
2001 were $8.5 million. The disposition of this division is not expected to have a significant impact on the Company's future consolidated operating performance.
    Other income in 2002 also includes $0.5 million representing the recognition of a pro rata amount of the Company's cumulative translation adjustment account on the permanent repatriation of Euro 10 million of the
Company's net investment in its continental Europe operations. This amount was not subject to tax.
    Other income in 2001 of $2.8 million represents the recognition in income of a pro rata amount of the Company's cumulative translation adjustment account on the permanent repatriation of $25 million of the Company's net investment in its United States operations. This amount was not subject to tax.

    Income Taxes

    The Company's effective income tax rate for 2002 increased to 41.2% from
39.9% for 2001. The effective income tax rate increased due to the utilization in 2001 of previously unbenefited tax loss carryforwards in Mexico to shelter
Mexican income. The Mexican tax loss carryforwards were fully utilized in
2001. As a result, Mexican income in 2002 was subject to a full tax provision.
In addition, the 2001 tax provision benefited from a net future income tax liability revaluation due to the enactment in 2001 of forward reductions in
Ontario income tax rates.
    These increases were partially offset by lower Ontario statutory income tax rates in 2002 compared to 2001, the cessation of goodwill amortization
(see the "Results of Operations - Years Ended December 31, 2002 and 2001 -
Depreciation and Amortization" section of this MD&A for further discussion regarding goodwill amortization) which was non-deductible for tax and reduced non-deductible amortization of the discount on Convertible Series Preferred
Shares.
    The Company's effective tax rate continues to be high due to Convertible
Series Preferred Share amortization which is not deductible for tax and losses which are not being tax benefited primarily at Merplas, including the write-
off of deferred preproduction expenditures, and at a facility in Belgium.
Cumulative unbenefitted tax loss carryforwards, primarily in the United
Kingdom and Belgium, total approximately $69.1 million. Substantially all of these losses have no expiry date.

    Minority Interest

    Minority interest expense was $0.8 million in 2001. In May 2001, the
Company acquired the remaining 30% minority interest in its Mexican operations. Accordingly, minority interest in 2002 is nil.

    Net Income

    Net income for 2002 increased 35% to $93.0 million from $68.7 million for
2001.
    Net income for 2001, adjusted to eliminate the after tax impact of goodwill amortization of $4.2 million (see the "Goodwill and Deferred
Preproduction Expenditures" section of this MD&A for further discussion) and excluding other income of $2.8 million, was $70.1 million. Net income in 2002, adjusted to eliminate the impact of the Merplas deferred preproduction expenditures write-off of $8.3 million (see the "Goodwill and Deferred
Preproduction Expenditures" section of the MD&A for further discussion) and excluding other income net of taxes of $3.4 million, was $97.9 million.
Adjusted net income for 2002 increased 40% over adjusted 2001 net income. This increase is primarily attributable to higher operating income driven by the
Company's strong North American performance and lower interest costs, partially offset by an increase in the Company's effective tax rate.

    Financing Charges

    The deduction from net income of dividends declared and paid on the
Convertible Series Preferred Shares (net of return of capital) increased to
$4.8 million for 2002 compared to $3.5 million for 2001. The increase reflects four quarters of dividends in 2002 on the Series 4 and 5 Convertible Series
Preferred Shares issued on completion of the Global Exteriors Transaction.
2001 includes only three quarters of dividends on the Series 4 and 5
Convertible Series Preferred Shares.
    Financing charges, net of income tax recoveries, related to the issuance of $90 million 9.5% Subordinated Debentures as partial consideration for the acquisition of Visteon Corporation's 49% interest in the Conix Group on
October 16, 2000 were $3.0 million in 2001. The charge to retained earnings, net of tax, reflects the accretion to face value of the present value of the principal portion of the Subordinated Debentures over their term to maturity.
In June and November of 2001, the Subordinated Debentures were repaid.
Accordingly, financing charges related to Subordinated Debentures were nil in
2002. On the November 2001 repayment, the Company incurred a foreign exchange loss of $1.7 million, net of tax.

    Diluted Earnings Per Share

    Diluted earnings per share for 2002 increased 27% to $1.03 compared to
$0.81 for 2001.
    Diluted earnings per share for 2001 adjusted to eliminate the impact of goodwill amortization and other income was $0.83. Diluted earnings per share for 2002 adjusted to eliminate the Merplas deferred preproduction expenditures write-off and other income net of taxes was $1.08. Adjusted diluted earnings per share for 2002 increased 30% over adjusted diluted earnings per share for
2001.
    The increase in diluted earnings per share is primarily due to the substantial increase in net income for 2002 compared to 2001. The weighted average number of diluted Class A Subordinate Voting and Class B Shares outstanding increased 7.7 million to 98.3 million. The increase is the result of the June 2001 Equity Offering and the issuance of 451,400 Class A
Subordinate Voting Shares to the Decoma employee deferred profit sharing program during the third quarter of 2002.

    Earnings Growth

    The following table isolates the year over year impact of certain unusual income and expense items on the Company's key earnings measures.

    -------------------------------------------------------------------------
    (U.S. dollars, in millions      Operating       Net        Diluted
    except per share figures)         Income       Income         EPS
    -------------------------------------------------------------------------
    2001 as reported                  $141.3        $68.7        $0.81
    Add back of goodwill amortization    3.9          4.2         0.05
    Deduct other income in 2001            -         (2.8)       (0.03)
    -------------------------------------------------------------------------

    Adjusted 2001 base                 145.2         70.1         0.83

    Merplas deferred preproduction
     expenditures write-off             (8.3)        (8.3)       (0.08)
    Other income in 2002                   -          3.4         0.03
    Remaining earnings growth over
     adjusted 2001 base                 36.8   25%   27.8   40%   0.25   30%
    -------------------------------------------------------------------------
    2002 as reported                  $173.7        $93.0        $1.03
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Overview for the Three Month Periods Ended December 31, 2002 and 2001
    -------------------------------------------------------------------------
                                                 Three Month Periods
                                                  Ended December 31,
                                                 ----------------------------
                                                                        %
                                                    2002      2001    Change
    -------------------------------------------------------------------------
    Light Vehicle Production Volumes (in millions)
       North America                                 3.9       3.8        3%
       Western Europe                                4.2       4.0        5%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average Content Per Vehicle (U.S. dollars)
      North America                                  $90       $80       13%
      Europe                                          30        31       (3%)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Production Sales (U.S. dollars in millions)
      North America                               $350.0    $307.3       14%
      Europe
        Excluding Merplas                          117.2     111.4        5%
        Merplas                                      6.7      12.0      (44%)
        Total Europe                               123.9     123.4        -%
    Global Tooling and Other Sales                  54.3      35.7       52%
    -------------------------------------------------------------------------
    Total Sales                                   $528.2    $466.4       13%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Operating Income (U.S. dollars in millions)
      North America                                $55.7     $42.3       32%
      Europe
        Excluding Merplas                           (4.9)      3.8     (229%)
        Merplas                                     (5.5)     (5.9)       7%
        Total Europe                               (10.4)     (2.1)
    Corporate                                       (2.6)     (3.8)
    -------------------------------------------------------------------------
    Total Operating Income                         $42.7     $36.4       17%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Sales

    North America

    North American production sales grew by 14% to $350.0 million in the fourth quarter of 2002 from $307.3 million in the comparable prior year period. This increase was driven by growth in average North American content per vehicle and higher vehicle production volumes. North American content per vehicle grew to approximately $90 compared to $80 for the fourth quarters of
2002 and 2001, respectively. The increase in content was driven by new takeover business; the ramp up of programs which launched in 2001 and new programs that launched in 2002; increased volumes on other high content production programs; and the translation of Canadian dollar sales into the
Company's U.S. dollar reporting currency as the Canadian dollar strengthened against the U.S. dollar by 1% for the fourth quarter of 2002 compared to the fourth quarter of 2001.
    Total North American light vehicle production for the fourth quarter of
2002 was 3.9 million units representing an increase of 3% from the 3.8 million vehicles produced in the fourth quarter of 2001.

    Europe

    European production sales, excluding Merplas, increased 5% to
$117.2 million for the fourth quarter of 2002 compared to $111.4 million for the fourth quarter of 2001. Production sales at Merplas declined to
$6.7 million compared to $12.0 million in the fourth quarters of 2002 and
2001, respectively. The drop in Merplas production sales is due to lower Ford service part pricing and volumes and lower volumes on the Jaguar X400 program due to the introduction of four day weeks and an extended December shutdown at
Jaguar's Halewood assembly facility. In addition, sales in the fourth quarter of 2001 were strong as Jaguar filled its distribution channels. European content per vehicle declined by 3% to approximately $30 for the fourth quarter of 2002 compared to $31 for the fourth quarter of 2001. Content growth from increases in sales as a result of the ramp up of the BMW Mini program produced at Sybex and from the translation of Euro and British Pound sales into the
Company's U.S. dollar reporting currency (the average exchange rate for the
Euro and British Pound, each against the U.S. dollar, increased 12% and 9%, respectively, for the fourth quarter of 2002 compared to the fourth quarter of
2001) were offset by the drop in Merplas' sales and by lower combined sales measured in Euros at the Company's facilities in German and Belgium.
    The decline in sales measured in Euros at the Company's facilities in
Germany and Belgium was driven by lower vehicle production volumes on certain high content programs including the DaimlerChrysler Mercedes C Class and Ford
Mondeo, lower content on the introduction of the new DaimlerChrysler Mercedes
E Class and the cancellation in the third quarter of 2002 of DaimlerChrysler
PT Cruiser production in Europe.

    Global Tooling and Other

    Tooling and other sales on a global basis increased 52% to $54.3 million for the fourth quarter of 2002 compared to $35.7 million for the comparable prior year period. The growth in tooling sales relates to a number of European production programs that launched in the latter part of 2002 or that will be launching in 2003.

    Operating Income

    Operating income improved 17% to $42.7 million for the fourth quarter of
2002 compared to $36.4 million for the fourth quarter of 2001. The increase was driven by strong performance in North America. North American operating income improved 32% to $55.7 million for fourth quarter of 2002 from
$42.3 million for the comparable prior year period.
    European, excluding Merplas, operating income decreased to a loss of
$4.9 million for the current quarter compared to income of $3.8 million for the fourth quarter of 2001. The decline is a result of lower combined production sales in Germany and Belgium measured in Euros due to the decline in production volumes on certain high content programs. Operating income was also negatively impacted by costs incurred to support future European sales growth, operating inefficiencies at two continental Europe facilities, the write-off of $1.0 million of fixed assets that were taken out of production, severance costs and additional European management resource costs.
Contributions from the BMW Mini program at Sybex, the elimination of goodwill amortization and the more favourable terms under the Company's new affiliation agreement with Magna helped to partially offset these declines.
    Operating losses at Merplas improved to a loss of $5.5 million for the fourth quarter of 2002 compared to a loss of $5.9 million for the comparable prior year period despite the substantial drop in production sales. Refer to the "United Kingdom" section of this MD&A for further discussion regarding
Merplas.

    Net Income

    Net income increased 17% to $23.1 million in the fourth quarter of 2002 compared to $19.8 million for the fourth quarter of 2001. Refer to the
"Earnings Growth" section below for a breakdown of the increase in net income.

    Diluted Earnings Per Share

    Diluted earnings per share for the fourth quarter of 2002 increased to
$0.25 compared to $0.20 for the fourth quarter of 2001. Refer to the "Earnings
Growth" section below for a breakdown of the increase in diluted earnings per share.
    The weighted average number of diluted Class A Subordinate Voting and
Class B Shares outstanding increased 0.5 million to 98.3 million substantially all related to the issuance of 451,400 Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program in the third quarter of
2002.

    Earnings Growth

    The following table isolates the year over year impact of certain unusual income and expense items on the Company's key earnings measures:

    -------------------------------------------------------------------------
    (U.S. dollars, in millions        Operating       Net       Diluted
     except per share figures)          Income      Income        EPS
    -------------------------------------------------------------------------
    Fourth quarter of 2001 as reported  $36.4        $19.8        $0.20
    Addback goodwill amortization         0.9          1.0         0.01
    Deduct other income in the
     fourth quarter of 2001                 -         (2.8)       (0.03)
    -------------------------------------------------------------------------
    Adjusted fourth quarter of
     2001 base                           37.3         18.0         0.18

    Other income in the fourth
     quarter of 2002                        -          0.5         0.01
    Remaining earnings growth
     over adjusted fourth
     quarter of 2001 base                 5.4   14%    4.6   26%   0.06   33%
    -------------------------------------------------------------------------
    Fourth quarter of 2002
     as reported                        $42.7        $23.1        $0.25
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

    Cash Flows for the Year Ended December 31, 2002 and 2001

    -------------------------------------------------------------------------
                                                              Years Ended
                                                              December 31,
    -------------------------------------------------------------------------
    (U.S. dollars in millions)                               2002      2001
    -------------------------------------------------------------------------
    EBITDA
      North America                                         $259.9    $203.8
      Europe
        Excluding Merplas                                     21.7      46.3
        Merplas                                              (13.2)    (19.8)
        Total Europe                                           8.5      26.5
      Corporate                                               (8.1)     (7.6)
    -------------------------------------------------------------------------
                                                             260.3     222.7
    Interest, cash taxes and other operating
     cash flows                                              (71.7)    (62.0)
    -------------------------------------------------------------------------
    Cash flow from operations before changes in
     non-cash working capital                                188.6     160.7
    Cash generated from (invested in) non-cash
     working capital                                          50.0      (0.9)
    Fixed and other asset spending, net
      North America                                          (57.5)    (50.5)
      Europe
        Excluding Merplas                                    (49.6)    (18.6)
        Merplas                                               (1.0)     (4.1)
    Acquisition spending
      North America                                              -     (20.1)
      Less remaining purchase price payable                   (2.6)      5.2
    Proceeds from disposition of operating division            5.7         -
    Dividends
      Convertible Series Preferred Shares                    (12.1)    (11.1)
      Class A Subordinate Voting and Class B Shares          (14.2)    (12.6)
    -------------------------------------------------------------------------
    Cash generated and available for debt reduction          107.3      48.0
    Net decrease in debt                                    (129.0)    (40.2)
    Repayments of Subordinated Debentures                        -     (74.2)
    Issuances of Class A Subordinate Voting Shares             4.7     111.3
    Foreign exchange on cash and cash equivalents              4.8      (0.7)
    -------------------------------------------------------------------------

    Net increase (decrease) in cash and cash equivalents    $(12.2)   $ 44.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The Company has presented EBITDA as supplementary information concerning the cash operating earnings of the Company and because it is a measure that is widely used by analysts in evaluating the operating performance of companies in the automotive industry. The Company defines EBITDA as operating income, plus depreciation and amortization, plus the write-down of deferred preproduction expenditures based on the respective amounts presented in the
Company's unaudited interim consolidated statements of income included elsewhere herein. However, EBITDA does not have any standardized meaning under
Canadian GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers.

    Cash Flow From Operations

    Cash generated from operations and dispositions exceeded capital and acquisition spending and dividend requirements by $107.3 million for 2002 compared to $48.0 million for 2001. The increase in cash generated and available for debt reduction is primarily the result of improved EBITDA in
2002 compared to 2001, cash generated from a reduction in the Company's investment in non-cash working capital, a reduction in acquisition spending as
2001 included spending on the acquisitions of Autosystems and the remaining minority interest in the Company's Mexican operations, and cash generated in
2002 from the disposition of a non-core North American operating division.
These increases were partially offset by increases in European capital spending and dividends in 2002 compared to 2001.
    The reduction in the Company's investment in non-cash working capital came primarily from a year over year reduction in the Company's combined working capital investment in tooling receivables and tooling inventory.

    Investing Activities

    The Company strives to keep its annual capital spending budget under 50%
of EBITDA and will allocate capital within this limit in priority to those programs generating the greatest return on investment. In certain circumstances, the Company will spend greater than 50% of EBITDA in a particular year if a specific capital program is of longer term strategic importance and the returns over the life of the program justify the investment.
    Capital spending, excluding acquisition spending and proceeds from disposition, on a global basis totalled $108.1 million or 41.5% of EBITDA in
2002 compared to $73.2 million or 32.9% of EBITDA in 2001.
    Capital spending in 2002 included $50.6 million in Europe related to spending to support future sales growth including spending on the Company's new paint line project at an existing facility in Belgium that will launch in the fourth quarter of 2003, spending on a new German facility to service the
VW Group T5 (Transit Van) program which launched in the fourth quarter of
2002, spending on the construction of a new metal trim facility in Germany that will launch in the first quarter of 2003 and spending on other newly awarded production contracts, required improvements and other process related expenditures.
    North American capital spending was $57.5 million in 2002. In addition to spending on newly awarded production contracts, required improvements and other process related expenditures, North American capital spending in 2002 included spending on the Company's new mould and painting facility in the
Southern United States ("Decostar") that will launch in 2004. In addition, spending includes amounts at the Company's Autosystems lighting operations, which were purchased in September 2001, to improve the acquired asset base and add additional lighting capacity.
    Given economic uncertainties throughout 2001 and more recently in 2002, wherever possible the Company eliminated or delayed planned capital spending.
As a result, full year 2001 and 2002 capital spending, excluding acquisition spending and proceeds from disposition, was well under the Company's 50% of
EBITDA guideline. However, capital spending for 2003 is expected to increase and exceed 50% of EBITDA. Approved spending for 2003 is currently $195 million. The increase reflects continued spending in 2003 on the Company's
Belgium paint line and Decostar greenfield projects, European spending related to new program launches and spending due to prior deferrals of previously planned facility upgrade and other process related and improvement projects.
Refer to the "Financial Condition, Liquidity and Capital Resources - Unused
and Available Financing Resources" section of this MD&A for further discussion.

    Dividends

    Dividends paid on the Company's Convertible Series Preferred Shares were
$12.1 million for 2002 compared to $11.1 million for 2001. The increase reflects four quarters of dividends in 2002 on the Series 4 and 5 Convertible
Series Preferred Shares issued on completion of the Global Exteriors
Transaction. 2001 included only three quarters of dividends on these shares.
This increase was partially offset by higher dividends paid in 2001 on the
Series 1, 2 and 3 Convertible Series Preferred Shares: due to the Company's
change in year end, dividends on these shares in respect of the five month period ended December 31, 2000 were not paid until 2001.
    Dividends paid in 2002 on Class A Subordinate Voting and Class B Shares
totaled $14.2 million. This represents dividends declared of U.S.$0.05 per share in respect of the three month periods ended December 31, 2001, March 31,
2002 and June 30, 2002 and U.S.$0.06 per share in respect of the three month period ended September 30, 2002.
    Dividends paid during 2001 on Class A Subordinate Voting and Class B
Shares totaled $12.6 million representing dividends declared of Cdn.$0.06 per share in respect of the three month period ended October 31, 2000, U.S.$0.03 per share in respect of the two month period ended December 31, 2000 and
U.S.$0.05 per share in respect of each of the three month periods ended March
31, 2001 and June 30, 2001 and September 30, 2001.
    Subsequent to December 31, 2002, the board of directors of the Company declared a dividend of U.S.$0.06 per Class A Subordinate Voting and Class B
Share in respect of the three month period ended December 31, 2002.
    Dividends declared per share in respect of the year ended December 31,
2002 of $0.22 are up 10% over dividends declared per share in respect of the year ended December 31, 2001 of $0.20.

    Financing Activities

    During 2002, the Company reduced debt by $129.0 million. This was funded through the excess of cash generated from operations and dispositions over capital and acquisition spending and dividend requirements and from cash resources on hand.
    At December 31, 2002, the Company had cash and cash equivalents of
$82.1 million and bank indebtedness of $55.0 million compared to cash and cash equivalents of $94.3 million and bank indebtedness of $160.0 million at
December 31, 2001. Given the multiple jurisdictions in which the Company operates, the Company is not always able to immediately apply the cash generated in one jurisdiction to debt held in another jurisdiction. However, during 2002, the Company was able to utilize excess cash generated and accumulated within its United States operations to temporarily reduce bank indebtedness held in Canada.
    During 2002, the Company issued 451,400 Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program and 16,000 Class A
Subordinate Voting Shares on the exercise of stock options resulting in a
$4.7 million increase in Class A Subordinate Voting Share capital.

    Cash Flows for the Three Month Periods Ended December 31, 2002
    and 2001
    -------------------------------------------------------------------------
                                                          Three Month Periods
                                                           Ended December 31,
    -------------------------------------------------------------------------
    (U.S. dollars in millions)                                2002      2001
    -------------------------------------------------------------------------
    EBITDA
      North America                                         $ 70.1    $ 56.6
      Europe
        Excluding Merplas                                     (0.1)      9.8
        Merplas                                               (4.9)     (4.8)
        Total Europe                                          (5.0)      5.0
      Corporate                                               (2.6)     (3.9)
    -------------------------------------------------------------------------
                                                              62.5      57.7
    Interest, cash taxes and other operating
     cash flows                                              (17.8)    (19.0)
    -------------------------------------------------------------------------
    Cash flow from operations before changes in
     non-cash working capital                                 44.7      38.7
    Cash generated from non-cash working capital              46.5      18.5
    Fixed and other asset spending, net
      North America                                          (23.9)    (11.5)
      Europe
        Excluding Merplas                                    (29.7)    (10.5)
        Merplas                                               (0.1)     (0.5)
    Acquisition spending
      North America                                              -      (4.5)
    Dividends
      Convertible Series Preferred Shares                     (3.0)     (2.9)
      Class A Subordinate Voting and Class B Shares           (4.1)     (3.4)
    -------------------------------------------------------------------------
    Cash generated and available for debt reduction           30.4      23.9
    Net increase (decrease) in debt                          (35.3)     74.7
    Repayment of Subordinated Debentures                         -     (48.4)
    Issuances of Class A Subordinate Voting Shares               -       0.1
    Foreign exchange on cash and cash equivalents              3.0      (0.7)
    -------------------------------------------------------------------------

    Net increase (decrease) in cash and cash equivalents    $ (1.9)   $ 49.6
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash Flow From Operations

    Cash generated from operations and dispositions exceeded capital and acquisition spending and dividend requirements by $30.4 million for the three month period ended December 31, 2002 compared to $23.9 million for the three month period ended December 31, 2001. The increase in cash generated and available for debt reduction is primarily the result of improved EBITDA and cash generated from a reduction in cash invested in non-cash working capital, partially offset by increased capital spending.
    Cash invested in non-cash working capital declined $46.5 million in the fourth quarter of 2002 due primarily to a reduction in the production sales portion of accounts receivable due to the normal seasonal reduction in production sales in the month of December.

    Investing Activities

    Capital spending, excluding acquisition spending and proceeds from disposition, on a global basis totalled $53.7 million or 85.9% of EBITDA in the three month period ended December 31, 2002 compared to $22.5 million or
39.0% of EBITDA in the three month period ended December 31, 2001. The substantial increase is due to spending on the Company's new Belgium paint line and Decostar greenfield projects in the fourth quarter of 2002.
    Acquisition spending in the fourth quarter of 2001 represents the final acquired working capital payment in connection with the Autosystems lighting acquisition.

    Dividends

    Dividends paid on the Company's Convertible Series Preferred Shares were substantially unchanged at $3.0 million for the fourth quarter of 2002 compared to $2.9 million for the comparable prior year period.
    Dividends paid during the three month period ended December 31, 2002 on
Class A Subordinate Voting and Class B Shares totaled $4.1 million. This represents dividends declared of U.S.$0.06 per share in respect of the three month period ended September 30, 2002.
    Dividends paid during the three month period ended December 31, 2001 on
Class A Subordinate Voting and Class B Shares totaled $3.4 million representing dividends declared of U.S.$0.05 in respect of the three month period ended September 30, 2001.

    Financing Activities

    Cash generated and available for debt reduction of $30.4 million and cash resources on hand were used to reduce debt by $35.3 million in the fourth quarter of 2002.

    -------------------------------------------------------------------------
    Consolidated Capitalization
    -------------------------------------------------------------------------
                                                    December 31,
                                            -------------------------
    (U.S. dollars in millions)                2002              2001
    -------------------------------------------------------------------------

    Cash and cash equivalents               ($82.1)           ($94.3)
    Bank indebtedness                         55.0             160.0
    -------------------------------------------------------------------------
                                             (27.0)             65.7
    Debt due within twelve months
      Originally due in 2002                     -              75.2
      Due to Magna March 31, 2003             38.3                 -
      Due to Magna April 1, 2003              26.6                 -
      Due to Magna October 1, 2003            37.6                 -
      Other                                    7.9              10.4
    -------------------------------------------------------------------------
                                             110.4              85.6

    Long-term debt
      Due to Magna December 31, 2004          75.1              88.5
      Other                                    9.7              17.9
    -------------------------------------------------------------------------
    Net Debt                                $168.2     23%    $257.7     34%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liability portion of Convertible
     Series
    Preferred Shares, held by Magna
      Current                               $ 95.6            $200.0
      Long-term                              116.1                 -
    -------------------------------------------------------------------------
                                            $211.8     28%    $200.0     27%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Shareholders' equity                    $362.7     49%    $297.1     39%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total Capitalization                    $742.7    100%    $754.8    100%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The Company's Net Debt (including bank indebtedness, long-term debt including current portion and debt due to Magna including current portion, less cash and cash equivalents) plus the liability portions of the Convertible
Series Preferred Shares to Total Capitalization (including net debt, the liability portions of the Convertible Series Preferred Shares and shareholders' equity), all as determined in accordance with Canadian GAAP, has improved to 51% at December 31, 2002 compared to 61% at December 31, 2001. The improvement is due to income earned during the period and Net Debt repayments with the excess of cash generated from operations and dispositions over capital and acquisition spending and dividends.
    As required by Canadian GAAP, the above Total Capitalization figures treat a portion of the Convertible Series Preferred Shares as a liability. The
Series 1, 2 and 3 Convertible Series Preferred Shares are retractable by Magna for cash at their face value after June 30, 2003 and the Series 4 and 5
Convertible Series Preferred Shares are retractable by Magna for cash at their face value after December 31, 2003 and 2004, respectively. Accordingly, the liability portion of the Series 1, 2 and 3 Convertible Series Preferred Shares
is shown as a current liability ($95.6 million at December 31, 2002) and the liability portion of the Series 4 and 5 Convertible Series Preferred Shares is
shown as a long-term liability ($116.1 million at December 31, 2002) in the
Company's consolidated balance sheet. However, these instruments are also convertible at Magna's option into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn $10.07 for the Series 1, 2 and 3 Convertible
Series Preferred Shares and Cdn $13.20 for the Series 4 and 5 Convertible
Series Preferred Shares. The Company's Class A Subordinate Voting Shares
closed at Cdn. $13.13 on January 31, 2003 and have traded between Cdn. $10.56 and Cdn. $21.10 over the 52 week period ended January 31, 2003. As a result, it is possible that all, or a portion, of this debt will be settled with Class
A Subordinate Voting Shares rather than cash. The Company's Net Debt to Total
Capitalization at December 31, 2002 was 23%. The possible conversion of the
Company's Convertible Series Preferred Shares into Class A Subordinate Voting
Shares is reflected in the Company's reported diluted earnings per share.

    Unused and Available Financing Resources

    At December 31, 2002 the Company had cash on hand of $82.1 million and
$260.0 million of unused and available credit facilities. $245.0 million of the unused and available credit facilities represents the unused and available portion of the Company's $300 million extendible, revolving credit facility that expires on May 29, 2003 at which time Decoma may request, subject to lender approval, further revolving 364 day extensions.
    Debt that comes due in the next twelve months totals $110.4 million including debt due to Magna of $38.3 million due March 31, 2003, $26.6 million due April 1, 2003 and $37.6 million due October 1, 2003.
    The amounts due March 31, 2003 and April 1, 2003 were originally due in
2001 and October 1, 2002, respectively. However, since the original maturity dates, the Company, with Magna's consent, has been extending the repayment of this debt at 90 day intervals at market interest rates. Although the Company expects Magna to continue to extend the repayment dates for this debt, there can be no assurance that Magna will continue to grant repayment extension requests.
    The Company anticipates that capital expenditures and currently scheduled repayments of debt will exceed cash generated from operations in 2003. As a result, the Company is dependent on its lenders to continue to revolve its existing $300 million credit facility. In addition, during 2003 the Company may seek additional debt, convertible debt or equity financing or a combination thereof and/or pursue further extensions of the maturity dates of debt due to Magna.
    In addition to the above unused and available financing resources, the
Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the Company. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the Company. On completion of the tooling the facility provider sells the tooling to the
Company for an amount equal to cumulative advances. In the event of tooling supplier default, the Company will purchase in progress tooling for an amount approximating cumulative advances.
    A number of Magna affiliated company's are sponsors under this facility.
The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub limits. The Company's sub limit is $35 million. As at December 31, 2002, $0.5 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable on the Company's
December 31, 2002 consolidated balance sheet.

    Off Balance Sheet Financing

    The Company's off balance sheet financing arrangements are limited to operating lease contracts.
    A number of the Company's facilities are subject to operating leases with
Magna and with third parties. As of December 31, 2002, operating lease commitments for facilities totalled $19.3 million for 2003 including $10.1 million under lease arrangements with Magna. For 2007, total operating lease commitments for facilities totalled $14.5 million including $9.8 million under lease arrangements with Magna. In certain situations, the Company has posted letters of credit to collateralize lease obligations.
    The Company also has operating lease commitments for equipment. These leases are generally of shorter duration. As of December 31, 2002, operating lease commitments for equipment totaled $6.5 million for 2003. For 2007, operating lease commitments for equipment totaled $3.1 million.
    Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at current levels or the
Company will incur capital expenditures to acquire equivalent capacity.

    Return on Investment

    Decoma defines after tax return on common equity as net income attributable to Class A Subordinate Voting and Class B Shares over shareholders' equity excluding Subordinated Debentures and the equity portion of Convertible Series Preferred Shares. After tax return on common equity was
30% for the year ended December 31, 2001. After tax return on common equity for the year ended December 31, 2002 was 29%.
    Each operating segment's return on investment is measured using return on funds employed. Return on funds employed is defined as operating income plus equity income divided by long term assets, excluding future tax assets, plus non-cash working capital. Return on funds employed represents a return on investment measure before the impacts of capital structure. The Company views capital structure as a corporate, rather than operating segment, decision.

    -------------------------------------------------------------------------
                                           Return on
                                        Funds Employed       Funds Employed
                                        --------------       --------------
                                          Years ended             As at
                                          December 31,        December 31,
                                        --------------       --------------
    (U.S. dollars in millions)            2002    2001      2002       2001
    -------------------------------------------------------------------------
    North America                          35%     25%     $569.3     $589.8
    Europe
      Excluding Merplas                     1%     14%      193.6      185.3
      Merplas                             (66%)   (54%)      26.9       43.9
    Corporate                              n/a     n/a       (0.1)     (23.8)
    -------------------------------------------------------------------------
    Global                                 22%     18%     $789.7     $795.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Return on funds employed grew to 22% in 2002 driven by the North America segment. North American return on funds employed is likely to decline in 2003 as the Company makes significant construction and start-up investments in its new Decostar facility which will launch in 2004.
    The reduction in both the return on funds employed and in funds employed at Merplas is due to the goodwill and deferred preproduction expenditures write-offs in 2002 (see the "Goodwill and Deferred Preproduction Expenditures"
section of this MD&A for further discussion). Lower operating income combined with increased investments to support future sales growth resulted in a decline in Europe, excluding Merplas, return on funds employed. The Company expects significant Europe, excluding Merplas, sales growth over the next few years. Although Decoma does not expect the return on funds employed for the
Company's European segment to improve to North American levels in the near to medium term, Decoma expects that, once through this launch period, European operating income and return on funds employed will begin to improve.

    VEHICLE PRODUCTION VOLUME OUTLOOK

    North American light vehicle production is estimated at 16.0 million vehicles for 2003, including first quarter 2003 vehicle production volumes of
4.2 million units. The first quarter and full year outlook for 2003 represent an increase of 2% and a reduction of 2%, respectively, over 2002 vehicle production volumes.
    Western European light vehicle production is estimated at 16.2 million vehicles for 2003, including first quarter 2003 vehicle production volumes of
4.1 million units. The first quarter of 2003 outlook is down 5% from the first quarter of 2002 and the full year 2003 outlook is down 1% from 2002.

    UNITED KINGDOM

    Although the Company's consolidated financial results were strong, they continue to be negatively impacted by the Company's Merplas facility which continues to incur losses.
    Merplas is located in the United Kingdom and supplies the new Jaguar X400 program. The segmented results of operations discussion in this MD&A separately discloses the results of Merplas from the Company's European operating segment. Given the magnitude of Merplas' losses in 2002 and 2001,
Merplas has been separately disclosed in this MD&A in order to adequately explain the performance of the European operating segment.
        Merplas' operating loss, excluding the impact of the deferred preproduction expenditures write-off in 2002 (see the "Goodwill and Deferred
Preproduction Expenditures" section of this MD&A for further discussion), improved to $16.1 million in 2002 compared to $23.4 million in 2001. The 2002 operating loss reflects a full year's production on the Jaguar X400. The 2001 operating loss reflects only three quarters of production on the Jaguar X400 as the program did not ramp up until the second quarter of 2001.
    Sequentially by quarter, Merplas' operating loss, excluding the impact of the deferred preproduction expenditures write-off in the second quarter of
2002, improved from a loss of $9.0 million in the second quarter of 2001 to
$6.4 million in the third quarter of 2001, $5.9 million in the fourth quarter of 2001, $4.0 million in the first quarter of 2002, $3.6 million in the second quarter of 2002 and $3.0 million in the third quarter of 2002. However, as highlighted in the Company's third quarter of 2002 MD&A, the pace of improvement in Merplas' operating losses was expected to be reduced in the near term and continued significant near term improvements were unlikely without the launch of additional new business. In addition, pricing and volume levels on certain Ford service part programs running at Merplas were expected to be reduced by Ford over the coming quarters. As a result, and due to the introduction of four day weeks and an extended December shutdown of production at Jaguar's Halewood assembly facility, production sales at Merplas in the fourth quarter of 2002 dropped to $6.7 million compared to production sales of
$8.7 million in the third quarter of 2002 and $12.0 million in the fourth quarter of 2001. Sales in the fourth quarter of 2001 were strong as Jaguar filled its distribution channels. The drop in sales contributed to an increase in operating losses at Merplas to $5.5 million for the fourth quarter of 2002.
    Merplas' longer term profitability continues to be dependent on filling the facility's open capacity. The Merplas facility was built to service the
Jaguar Halewood assembly plant, which assembles the X400, and other Jaguar programs, including the X100 program, with additional capacity to service other future business opportunities. Although the X100 fascia program, which was temporarily outsourced to a Magna facility for most of 2001, was returned to Merplas in the first quarter of 2002, Merplas production volumes on the
Jaguar X400 and X100 programs continue at levels that are well below original estimates. Production volumes on these programs are expected to continue to be soft throughout 2003. Our current forecast for X400 and X100 production in
2003 is 67,000 and 7,100 vehicles, respectively, compared to approximately
72,800 and 6,800 vehicles in 2002, respectively. In addition, although a number of small service part programs are operating at Merplas, other than the
Jaguar business, no significant additional production programs have been secured at this point in time to utilize Merplas' open capacity.
    However, certain programs that were outsourced to third parties by Sybex, the Company's other United Kingdom facility, continue to be reviewed for possible relocation to Merplas. In addition, the Company is actively pursuing new business for the United Kingdom and is continuing to review the allocation of existing and future business between Merplas and Sybex to fill open capacity. As well, Decoma continues to monitor its competitors with production facilities in the United Kingdom with a view to capitalizing on takeover opportunities if and when they present themselves.

    GOODWILL AND DEFERRED PREPRODUCTION EXPENDITURES

    In September 2001, The Canadian Institute of Chartered Accountants
("CICA") issued Handbook Section 1581, "Business Combinations" ("CICA 1581"),
and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA
3062"). CICA 1581 requires that all business combinations initiated after
September 30, 2001 be accounted for using the purchase method of accounting.
In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.
    CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life, beginning with the Company's 2002 fiscal year. As a result, the Company ceased amortizing goodwill effective January 1, 2002. Net income was reduced by $1.0 million and $4.2 million for the three and twelve month periods ended December 31, 2002, respectively, as a result of goodwill amortization.
    Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets including goodwill. Previously, goodwill impairment was assessed based on the estimated future undiscounted cash flows for the business to which the goodwill relates.
    As required by CICA 3062, and as previously disclosed, the Company completed its initial review of goodwill impairment in June of 2002. Based on this review, the Company recorded a goodwill write-down of $12.3 million in the second quarter of 2002 related to its United Kingdom reporting unit. In accordance with CICA 3062, this write-down was charged against January 1, 2002 opening retained earnings and did not impact the Company's net income or earnings per share. As part of its assessment of goodwill impairment, the
Company also reviewed the recoverability of deferred preproduction expenditures at its Merplas United Kingdom facility. As a result of this review, $8.3 million of deferred preproduction expenditures were written off as a charge against income for the second quarter of 2002. Amortization expense related to the Merplas deferred preproduction expenditures prior to the write-off and included in depreciation and amortization expense amounted to $0.7 million for the year ended December 31, 2002 ($1.8 million for the year ended December 31, 2001).
    These write-downs were required due to the significant operating losses that have been incurred at the Company's Merplas United Kingdom facility.
Although significant operational improvements have been made, Merplas' longer term profitability is dependent on filling open capacity. However, no significant additional production programs have been secured, at this point in time, to utilize this capacity. Despite these write-downs, Decoma remains committed to its United Kingdom operations over the long term and will continue to aggressively pursue new business opportunities.
    The Company's June 2002 initial assessment for goodwill impairment at all other reporting units did not result in any further goodwill write-downs. The
Company reassessed goodwill for impairment as of December 31, 2002 and did not record any write-downs. The Company will assess goodwill for impairment annually on December 31. Unlike the charges resulting from the initial June
2002 assessment for goodwill impairment, any future required goodwill write-
down must be charged against income. The assessment of goodwill for impairment is subject to significant measurement uncertainty and requires forward looking assumptions regarding the impact of improvement plans on current operations, insourcing and other new business opportunities and program production volume, price and cost assumptions on current and future business.

    FORWARD LOOKING STATEMENTS

    The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", "anticipate", "believe", "expect" and similar expressions are intended to identify forward-looking statements. Such forward-
looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-
looking statements made by, or on behalf of, the Company. These risks and uncertainties include, but are not limited to, specific risks relating to the automotive industry which could impact the Company including without limitation, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, excess OEM production capacity, currency exposure, environmental matters, new facility launch risk, trade and labour relations, energy prices, technological developments by the Company's competitors, government and regulatory policies and changes in the competitive environment in which the Company operates. In addition, forward-looking statements contained herein relating to the Company's vehicle production volume outlook; sales, operating income and return on funds employed improvement opportunities in Europe; the possible conversion of the Company's
Convertible Series Preferred Shares to Class A Subordinate Voting Shares; the
Company's ability to raise necessary future financing; capital spending estimates; the performance of Merplas; and the recoverability of the Company's remaining goodwill are all subject to significant risk and uncertainty.
Persons reading this MD&A are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. The
Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.